UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2021

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Call for bondholders’ assembly “(relating to local Colombian law-governed bonds)”
2.	Report by Grupo Aval as the issuer of the bonds
3.	Report by Alianza Fiduciaria S.A., the bondholders’ legal representative for certain bond issuances (2009 – 2016)
4.	Report by Fiduciaria Central S.A., the bondholders’ legal representative for certain issuances (2017 and 2019)
5.	Local rating agency’s score report

ITEM1

First Summoning for General Meeting of Ordinary Bondholders

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”)

Alianza Fiduciaria S.A. (hereinafter “Alianza Fiduciaria”) and Fiduciaria Central S.A. (hereinafter “Fiducentral”), acting as Legal Representatives of the Bondholders of Grupo Aval, as provided by Section 6.4.1.1.18 of Colombian Decree 2555 of 2010, as requested by Grupo Aval, summon for the first meeting of the joint General Assembly of Bondholders of the issuances of 2009, 2016, 2017 and 2019.1

This meeting will be held on December 16th, 2021 at 11:00 AM at the Assembly Hall of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

For this First Meeting, The General Assembly of Bondholders, with the approval of a plural number that represents the majority of the bondholders at the meeting and the Eighty Percent (80%) of the total outstanding of the bonds called for this meeting and effectively present, may agree in the spin-off project (escisión) that will be presented to such bondholders, in accordance with the provisions set forth Section 6.4.1.1.22 of Colombian Decree 2555 of 2010.

If the quorum for deliberation and decision is not reached in this First Summoning regarding the summoned topics on the announcement, a Second Summoning can be made whereas will be possible to deliberate and decide validly within the approval of a plural number of bondholders that represents the majority of the present bondholders and the 40% of the outstanding debt.

If the quorum for deliberation and decision is not reached neither in the Second Call, a new meeting can be called, in which the presence of any plural number of bondholders for deliberate and decide will be sufficient, this is hereby informed visibly by means of this Summoning.

ISSUER: Grupo Aval Acciones y Valores S.A.

TRANCHES CALLED: Issuances of ordinary bonds of December 2nd, 2009 (Filing Code ANN COT29CBBO038), November 2nd, 2016 (Filing Code ANN COT29CBBO046), June 6th, 2017 (Filing Code ANN COT29CBBO054) and October 25th, 2019 (Filing Code ANN COT29CBBO062).

OUTSTANDING DEBT AMOUNT: The outstanding debt amount is One Trillion Hundred Twenty-Four Thousand and Five Hundred Twenty Million Pesos (COP$1,124,520,000) and is described as follows:

1The Colombian Issuances of 2009, 2016, 2017 and 2019 with a total outstanding of $1,124,520,000,000 COP.

Year	Principal	Rate	Rating	Legal Representative
Issuance 2009 (A Series – 15 years)	COP$ 124,520mm	IPC+5.20%	• AAA – BRC Ratings – S&P Global S.A. (ratings)	Alianza Fiduciaria S.A.
Issuance 2016 (A Series – 10 years) Issuance 2016 (A Series – 20 years)	COP$ 93,000mm COP$ 207,000mm	IPC+3.86% IPC+4.15%	• AAA – BRC Ratings – S&P Global S.A. (ratings)	Alianza Fiduciaria S.A.
Issuance 2017 (A Series - 25 years)	COP$ 300,000mm	IPC+3.99%	• AAA – BRC Ratings – S&P Global S.A. (ratings)	Fiduciaria Central S.A.
Issuance 2019 (C Series – 5 years) Issuance 2019 (A Series – 20 years)	COP $100,000mm COP $300,000mm	6.42% IPC+3.69%	• AAA – BRC Ratings – S&P Global S.A. (ratings)2	Fiduciaria Central S.A.
TOTAL	$1.124.520mm

The proposed agenda for the abovementioned meeting is the following:

1.	Election of President and Secretary for the meeting.

2.	Quorum verification.

3.	Special report prepared and signed by Grupo Aval, related with the spin-off of the shareholding correspondent to the ownership over the 75% of BAC Holding International Corp. (before called Leasing Bogota S.A. Panamá) and the listing of such Company in the Colombian and Panama Stock Exchanges. (Presentation).

4.	Information regarding the Report of the Legal Representatives of the Bondholders:

a.	Presentation of the Alianza Fiduciaria Report acting as a Legal Representative over two tranches out of four.

b.	Presentation of the Fiduciaria Central Report acting as a Legal Representative over two tranches out of four.

5.	Management report regarding the Report of BRC Ratings S&P Global acting as a local rating agency over the local bond issuances.

6.	Voting and decision of the Bondholders regarding the spin-off proposal of Grupo Aval Acciones y Valores S.A.

7.	Drafting, reading and approval of the minutes of the meeting.

Considering that the ordinary bonds of Grupo Aval were issued dematerialized, Deceval S.A. will issue a global certificate for the representation of the rights, in which the ownership of the bonds will be accredited. Whom intended to act on behalf of a Legal Entity, shall present in the meeting before Alianza Fiduciaria and Fiducentral, in their condition of Legal Representative of the Bondholders, the Certificate of Incorporation and Incumbency with a date of issue not exceeding thirty (30) days; if this is related to a individual investor, shall present the Citizen ID. The Bondholders that are not able to assist personally may be represented by a proxy who must present, at the respective meeting, a power of attorney duly granted in full compliance with legal requirements.

Bondholders are advised that, pursuant to the provisions of Article 6.4.1.1.1.22 of Decree 2555 of 2010, the decisions adopted by the General Meeting of Bondholders subject to the Law shall be binding even for those absent or dissenting.

2Our local bonds are listed in the Colombian Stock Exchange.

The special report prepared by Grupo Aval containing the information regarding the Spin-off and the analysis of the effects of such operation for Grupo Aval and for the current Bondholders in compliance with Article 6.4.1.1.1. 18 of Decree 2555 of 2010, as well as the concept of the Legal Representatives of the Bondholders on the proposal of Grupo Aval, the concept of the risk rating agency and the model of power of attorney for individual inverstors or companies in the event that the Bondholder wishes to be represented by a proxy in the meetings, are available to the Bondholders at: (i) Grupo Aval's offices located at Carrera 13 No. 26 A-47 Piso 23, Bogotá D.C.; (ii) at Grupo Aval's website, www.grupoaval.com, in the "Inversionistas" section, subsection "Asamblea General de tenedores de Bonos"; (iii) at the website of the Superintendencia Financiera de Colombia www.superfinanciera.gov.co into the link "Información Relevante" by searching for the information published by Grupo Aval Acciones y Valores S.A.; (iv) on the web page of the Colombian Stock Exchange www.bvc.com.co under the link "Empresas" by following this link https://www.bvc.com.co/pps/tibco/portalbvc/Home/Empresas/PaginaPrincipal?action=dummy; (v) on the web page of Deceval in the "Other Documents" section following this link https://www.deceval.com.co/portal/page/portal/Home/Instructivos_boletines/otros_documentos/otrosdocs; (vi) on the web page of Alianza Fiduciaria www.alianza.com.co, on the main page, in its capacity as Legal Representative of the Bondholders for the issues described herein; (vii) on the web page of Fiducentral www.fiducentral.com following the link https://www.fiducentral.com/productos-y-servicios/representacion-legal-tenedores-de-bonos, in its capacity as Legal Representative of the Bondholders for the issues described herein.

Likewise, the relevant public information regarding the spin-off is available to the Bondholders at Grupo Aval's Secretary General Office, at the above-mentioned address, or may be requested through the e-mails asanchez@grupoaval.com or investorrelations@grupoaval.com , proving the condition of Bondholder by means of its certification of deposit before DECEVAL.

Date: December 2, 2021.

Sincerely yours,

(S.D. Original)	(S.D. Original )
Francisco José Schwitzer Sabogal	Carlos Mauricio Roldán
Legal Representative	Legal Representative
Alianza Fiduciaria S.A.	Fiduciaria Central S.A.
Legal Representative of the Bondholders	Legal Representative of the Bondholders

ITEM 2

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

Report to the General Meeting of Bondholders

of Grupo Aval Acciones y Valores S.A.

In accordance with the provisions of article 6.4.1.1.18 of Decree 2555 of 2010 ("Decree 2555"), the Legal Representative of Grupo Aval Acciones y Valores S.A. ("Issuer" or "Grupo Aval") has prepared this report, with the purpose of illustrating to the General Meeting of Bondholders of the Issuer corresponding to the Ordinary Bond Issues of December 2, 2009, November 2, 2016, June 6, 2017 and October 25, 2019, (the "Issues"), in a broad and sufficient manner about the possible spin-off of the portion of participation corresponding to the ownership of seventy-five percent (75%) of the company BAC Holding International, Corp. (formerly Leasing Bogotá S.A., Panama) and its listing in the stock exchanges of Colombia and Panama.

1	ISSUER’S CURRENT ISSUES

1.1	Local Market

2009 Bond Issue

Title	Issue Date	Expiration Date	Tenor	Amount issued (COP)	Rate / Coupon	Rating	Bondholders Legal Representative
Ordinary Bonds	December 2009	December 2024	15	124,520,000,000	IPC + 5.2%	AAA / BRC	Alianza Fiduciaria

2016 Bond Issues

Title	Issue Date	Expiration Date	Tenor	Amount issued (COP)	Rate / Coupon	Rating	Bondholders Legal Representative
Ordinary Bonds	November 2016	November 2026	10	93,000,000,000	IPC + 3.86%	AAA / BRC	Alianza Fiduciaria
Ordinary Bonds	November 2016	November 2036	20	207,000,000,000	IPC + 4.15%	AAA / BRC

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

2017 Bond Issue

Title	Issue Date	Expiration Date	Tenor	Amount issued (COP)	Rate / Coupon	Rating	Bondholders Legal Representative
Ordinary Bonds	June 2017	June 2042	25	300,000,000,000	IPC + 3.99%	AAA / BRC	Fiduciaria Central

2019 Bond Issues

Title	Issue Date	Expiration Date	Tenor	Amount issued (COP)	Rate / Coupon	Rating	Bondholders Legal Representative
Ordinary Bonds	November 2019	November 2024	5	100,000,000,000	6.42%	AAA / BRC	Fiduciaria Central
Ordinary Bonds	November 2019	November 2039	20	300,000,000,000	IPC + 3.69%	AAA / BRC

Total Local Issues

Total	$1.124.520.000.000

2	ISSUER’S SPIN-OFF

2.1	Current Status

Grupo Aval Acciones y Valores S.A. is the Financial Holding Company of Conglomerado Financiero Aval, one of the main financial groups in Latin America, with presence in 13 countries. We have positioned ourselves as the largest financial group in Colombia and the leading banking group in Central America in terms of assets through the continuous evolution of our businesses, which, together with a successful history of acquisitions and mergers, has allowed us to expand in Colombia and Central America.

The Group's business model focuses on profitable and sustainable growth, organically or inorganically. The portfolio of investments in subsidiaries consists mainly of six entities in Colombia, dedicated to the provision of financial and pension services and to the investment and management of companies in the real sector. The structure of this investment portfolio allows taking advantage of a multi-brand strategy, in which the strengths, particular knowledge and best practices of each of the subsidiaries are capitalized in a cross-cutting manner. Below is the current ownership structure of the conglomerate as of September 2021:

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

BAC Holding International, Corp. ("BHI", formerly Leasing Bogotá S.A. Panamá), is a wholly-owned subsidiary of Banco de Bogotá S.A. ("BdeB"). BHI is the holding company of the BAC Credomatic banking group in Central America.

2.2	Spin-off Description

Spin-off of BHI at Grupo Aval's level: Once BdeB completes the spin-off of 75% of its equity interest in BHI (as explained below), Grupo Aval, holder of 68.7% of BdeB's shares, will spin off the interest it receives from BHI (approximately 51.5%) in favor of its own shareholders.

By virtue of this corporate reorganization, Grupo Aval and BdeB intend to carry out the following operations:

(i)	As of September 30, 2021, BdeB holds a 100% equity interest in BHI (formerly Leasing Bogotá S.A., Panama), a company duly incorporated under the laws of the Republic of Panama.

(ii)	BdeB will carry out a spin-off by virtue of which it will transfer the ownership of shares issued by BHI, currently owned by BdeB, representing 75.00000032281765% of the total capital of BHI (the "Business Unit").

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

(iii)	The final objective of this transaction is to transfer the Business Unit to the shareholders of BdeB and Grupo Aval. Such final objective will be achieved through the spin-off of the Business Unit in favor of a new company to be formed for such purpose (the "Sociedad Beneficiaria Bogotá S.A.S.") and the subsequent spin-off of Grupo Aval of its pro rata share in the Business Unit in favor of a new company to be formed for such purpose (the "Sociedad Beneficiaria Aval S.A.S."), for corporate reorganization reasons, thus (the "Spin-Off Project"):

a.	By means of the spin-off of BdeB, the equity block of the Business Unit will be separated from BdeB, which will be spun off in favor of the Sociedad Beneficiaria Bogotá S.A.S., whereby the shareholders of BdeB will become shareholders of the Sociedad Beneficiaria Bogotá S.A.S., in the same percentages that they hold in BdeB.

b.	Once the Superintendencia Financiera de Colombia ("SFC") has authorized the spin-off of BdeB in accordance with the applicable regulations, the shareholders' meetings of BdeB and the Sociedad Beneficiaria Bogotá S.A.S. shall be called to approve said spin-off, without prejudice to corporate meetings that shall be held to perfect the Spin-off of BHI at the Grupo Aval and Merger levels.

c.	Likewise, BdeB shall convene the General Meeting of BdeB Bondholders in order to submit the Spin-Off Project for their consideration.

d.	In turn, Grupo Aval shall convene the General Meeting of Bondholders of Grupo Aval in order to submit the Spin-Off Project for their consideration. Likewise, Grupo Aval's management shall call a meeting of Grupo Aval's shareholders to approve the spin-off of Grupo Aval (the "BHI Spin-Off at the Aval level"), by virtue of which the shares received by Grupo Aval from the Sociedad Beneficiaria Bogotá S.A.S. shall be transferred en bloc in favor of the Sociedad Beneficiaria Aval S.A.S.

e.	Once the shareholders' meeting of Grupo Aval is held in which its spin-off is approved, Grupo Aval, as provided for in the applicable regulations, shall request the SFC's authorization to perfect its spin-off.

f.	Once all the required authorizations have been received, it will proceed with (i) the execution of the spin-off of BdeB, and (ii) immediately thereafter, with the execution of the spin-off of Grupo Aval, as shown in the following charts:

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

g.	Immediately after both the spin-off of BdeB and the spin-off of Grupo Aval are perfected, it is intended to proceed with the merger of BHI, the Sociedad Beneficiaria Bogotá S.A.S. and the Sociedad Beneficiaria Aval S.A.S., with BHI as the absorbing company of the merger (the "Merger").

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

h.	As a consequence of the Merger, the shareholders of BdeB, as well as the shareholders of Grupo Aval, will receive shares of BHI, as shown in the following chart:

i.	Once the Merger is completed, BHI, previously registered in the National Registry of Securities and Issuers -RNVE- of the SFC, will list its shares in the Colombian Stock Exchange. Prior to such listing, the aforementioned company will be listed on the Panama Stock Exchange (Latinex) and registered with the Superintendence of the Securities Market of Panama.

j.	The shareholders of BdeB and Grupo Aval that will participate in BHI will be the same shareholders of BdeB and Grupo Aval prior to the completion of their respective spin-offs (the "Beneficial Shareholders").

k.	As a consequence of the foregoing, the shareholding of the Beneficial Shareholders in BdeB and Grupo Aval will be maintained in the same proportions as they have to date. Consequently, there will be no variation in the participation of Grupo Aval's shareholders as a result of the Spin-Off Project.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

2.3	Benefits of the Spin-off

The main benefits of the Spin-off are:

a)	Simplify the corporate structure of BdeB and Grupo Aval to:

•	Facilitate the understanding of their financial performance, credit and capital structure for investors and analysts.

•	Eliminate the interdependence that exists between the credit ratings of Aval, BdeB and BAC Credomatic.

•	Renew the investment thesis for Aval, BdeB and BAC Credomatic, based on the particular attributes of each entity.

b)	BdeB would strengthen its consolidated capital levels supporting its transition to Basel III.

As a result of the deconsolidation BHI's assets and liabilities will be deconsolidated from BdeB's (and Grupo Aval's) financial statements:

•	Risk-weighted Assets (RWAs) decrease and therefore the solvency margin increases.

•	The goodwill recorded in BHI will no longer be subtracted from BdeB´s Core Equity Tier 1 (CET1), improving solvency.

•	On the other hand, AT1 bonds would no longer be part of BdeB´s Tier 1.

c)	Senior Management teams would work independently focusing on their own markets.

•	Senior Management teams fully dedicated to capture growth opportunities independently in Colombia and Central America.

•	Increases adaptability to different competitive dynamics and customer preferences in Colombia and Central America.

•	Optimizes the decision-making process within each entity.

d)	Gives each entity flexibility to execute its business plan with a more efficient use of capital.

•	Allows Grupo Aval, BdeB and BHI to be strategically prepared to capture future growth opportunities.

•	Eliminates current capital restrictions allowing each entity to be more independent in defining and executing its strategic plan.

e)	Eliminates the current complexities of a multi-jurisdictional operation.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

•	Reduces the accumulation of burdens associated with multiple legal and regulatory environments. The impact of exchange rate volatility on BdeB's results and capital is mitigated.

f)	Investors would have separate direct access to two banks and a financial holding company with different regional focuses listed on a stock exchange:

•	Grupo Aval: Colombia's leading financial group, parent entity of BdeB and 3 other banks, a Financial Corporation and a Pension Fund Administrator among other entities, with a focus on the entire Colombian financial industry and exposure to the Colombian peso.

•	BdeB: leading bank in Colombia, with main focus in this country and exposure to the Colombian Peso.

•	BHI: leading banking group in Central America; the only banking group with a regional focus in Central America that is listed on a stock exchange, with exposure to the U.S. dollar.

2.4	Legal Aspects of the Spin-off

2.4.1	Authorization of the General Meeting of Bondholders

Because Grupo Aval is an issuer with securities registered in the National Registry of Securities and Issuers ("RNVE"), the Spin-Off Project will require (i) the approval by the General Meeting of Bondholders with the majorities established in Articles 6. 4.1.1.22 and 6.4.1.1.1.42 of Decree 2555 and Part III, Title I, Chapter I, Number 4 of the Basic Legal Circular of the SFC ("Basic Legal Circular") or (ii) alternatively, the implementation of any of the options provided in the same articles.

2.4.2	Authorization of the SFC

Since Grupo Aval is an issuer with securities registered in the RNVE, in addition to the approval of the General Meeting of Bondholders, it requires the authorization of its General Shareholders Meeting, and of the SFC, to complete the Spin-Off Project, in accordance with Decree 2555 and Part III, Title I, Chapter I, Number 4 of the Basic Legal Circular.

Since the Spin-Off Plan is conditioned to obtaining the SFC's authorization for the spin-off of BdeB, Grupo Aval depends on such prior authorization to complete its Spin-Off Project.

2.4.3	Authorization to summon the General Meeting of Bondholders

Pursuant to the provisions of Article 6.4.1.1.18 of Decree 2555 and Part III, Title I, Chapter I, Section 4 of the Basic Legal Circular, the SFC is responsible for authorizing Grupo Aval, as bond issuer, to call the General Bondholders' Meeting.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

2.4.4	Authorization of the General Shareholders Meeting

The execution of the Spin-Off Project will require the approval of the General Shareholders' Meeting of Grupo Aval.

2.5	Financial Statements

Based on the separate financial statements as of June 30, 2021 (Exhibit 1) Grupo Aval has prepared the separate pro forma financial information adjusted for the accounting effects of the Spin-off of BHI at the Aval level.

The pro forma impact of the proposed spin-off is presented as if they had occurred on June 30, 2021 for illustrative purposes only.

The pro forma financial information does not necessarily indicate the performance or financial position that Grupo Aval would have had if the transactions described had been completed as of June 30, 2021, nor is it intended to project Grupo Aval's financial position or results in the future.

The separate pro forma financial information is attached in Exhibit 2.

2.6	Financial Aspects of the Spin-Off

The Spin-off of BHI at the Aval level will be carried out under the following conditions:

General Conditions:

•	Grupo Aval, BdeB and BAC Credomatic will continue to operate under conditions equivalent to the current ones.

•	Grupo Aval will maintain sufficient financial capacity to meet its financial obligations in a timely manner and in full.

•	The rights of Grupo Aval's and BdeB's creditors will remain unchanged.

Transfer of assets, liabilities and assumption of obligations:

•	Grupo Aval will transfer a portion of its equity corresponding to the approximately 51.5% interest in BHI in favor of its own shareholders, as a result of the spin-off of 75% of BdeB's interest in BHI.

•	The loss of control in BHI is recognized in accordance with the criteria established in IFRS 10.

•	The shareholders of Grupo Aval and BdeB will become direct shareholders of BHI.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

Estimated quantitative effects of the transaction:

As a result of the transaction, Grupo Aval estimates to reduce the value of its investments in subsidiaries and its equity by Ps. 6,237,618 million corresponding to the direct investment in BHI, received as a result of the Spin-off of BHI at the BdeB level. These values will be transferred in favor of its shareholders.

The main effects are presented below:

Grupo Aval Separate Financial Statements For the period ended as of june 30th 2021	Reported	Transaction effect	Proforma
Stated in millions of Colombian pesos

Assets
Current assets	1,026,981	-	1,026,981
Total current assets	1,026,981		1,026,981

Non-current assets
Investments in subsidiaries and associates	23,544,600	(6,237,618)	17,306,982
Accounts receivable with related parties	-	-	-
Property and equipment	6,324	-	6,324
Deferred tax assets	107	-	107
Total non-current assets	23,551,031	(6,237,618)	17,313,413
Total assets	24,578,012	(6,237,618)	18,340,394

Total current liabilities	1,138,752	-	1,138,752

Total long-term liabilities	1,550,861	-	1,550,861
Total liabilities	2,689,613	-	2,689,613

Total shareholders' equity	21,888,399	(6,237,618)	15,650,781

Total liabilities and shareholders' equity	24,578,012	(6,237,618)	18,340,394

In the semiannual income statement (pro forma), the equity method, net would be affected as a result of:

•	Ps 402.458 million are presented as discontinued operations in the results of operations for the period.

•	Additionally, there is an Equity Method Gain, Ps 1,022,112 million, resulting from the Gain on loss of control of subsidiaries in BdeB associated with the items that are reclassified from the amounts accumulated in Other Comprehensive Income, in accordance with the requirements of the standards that gave rise to them.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

Grupo Aval Separate Financial Statements For the accumulated period ended as of june 30th 2021	Reported	Transaction effect	Proforma
Stated in millions of Colombian pesos

Operating revenue
Equity method income, net (1)	1,707,593	619,654	2,327,247
Other revenue from ordinary activities	143,769		143,769
Total operating revenue	1,851,362	619,654	2,471,016

Expenses, net
Administrative expenses	(39,954)	-	(39,954)
Other expenses	(119)	-	(119)
Losses from exchange differences	(16)	-	(16)
Operating income	1,811,273	619,654	2,430,927

Financial expenses	(43,367)	-	(43,367)

Earnings before taxes	1,767,906	619,654	2,387,560

Income tax expense	(27,149)		(27,149)

Net income from continued operations	1,740,757	619,654	2,360,411

Net income from discontinued operations		402,458	402,458

Net income	1,740,757	1,022,112	2,762,869

(1) The transaction effect column reflects Ps (402,458) from the discontinued operation and the deconsolidation gain of Ps. 1,022,112.

Based on the information presented below, Grupo Aval considers that it will maintain sufficient financial capacity to meet its financial obligations, including the payment of coupons and principal of the bond issues made in 2009, 2016, 2017 and 2019.

For illustrative purposes, the annualized profitability as of June 30, 2021 was calculated before net gains from deconsolidation. Estimated post spin-off profitability ratios remain at attractive levels: ROA of 14.6% and ROE of 17.1%.

	Saldos reportados	Efecto transacción	Saldos proforma
Total shareholders' equity	21,888,399	- 6,237,618	15,650,781
Total assets	24,578,012	- 6,237,618	18,340,394
Net income from discontinued operations	1,740,757	- 402,458	1,338,299

Key ratios annualized
ROA	14.2%		14.6%
ROE	15.9%		17.1%

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

Key debt metrics are presented below:

Leverage ratios

Grupo Aval Acciones y Valores S.A.

Annualized ratios	2016	2017	2018	2019	2020	1H21	1H21 Proforma
Double leverage [1]	1.10x	1.11x	1.10x	1.09x	1.08x	1.08x	1.11x
Total liabilities / Total assets	0.11x	0.11x	0.10x	0.09x	0.09x	0.11x	0.15x
Net debt2 / Total shareholders' equity	0.09x	0.10x	0.09x	0.08x	0.07x	0.03x	0.05x
Net debt2 / Net income	0.60x	0.81x	0.56x	0.53x	0.64x	0.43x	0.56x

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity.

(2) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

(*) Net income in 2021 do not include the deconsolidation gain of 1 bn

Exhibit 3 presents the combined key debt ratios of Grupo Aval Acciones y Valores S.A. and Grupo Aval Limited "GAL", a Cayman Islands subsidiary of Grupo Aval and wholly owned by the same Financial Holding Company.

Estimated qualitative effects of the transaction:

As a result of the Spin-Off Project, no detriment is generated for bondholders given that even though Grupo Aval estimates to reduce the value of its investments in subsidiaries and its equity by Ps. 6,237,618 million, value corresponding to the direct investment of BdeB in BHI, and subsequently of Grupo Aval in BdeB, received as a result of the Spin-Off of BHI at the BdeB level, as can be seen in the quantitative analysis, the indebtedness metrics continue to be strong and Grupo Aval has a solid financial performance that allows and will allow it to meet and continue to meet its financial obligations in a timely manner, maintaining the current credit quality both in terms of the payment of coupons originated by the bonds, as well as for the repayment of the principal when the maturity date arrives.

Accounting aspects of the spin-off:

The separate pro forma financial information was based on and should be read in conjunction with:

•	Condensed interim separate financial statements of Grupo Aval as of June 30, 2021 and its notes (Exhibit 1).

•	Separate and consolidated pro forma financial information of Banco de Bogotá.

•	The separate pro forma financial information represents the financial information reported in the financial statements as of June 30, 2021, adjusted with the accounting effects of the transactions described in Note 1 of the Proforma Financial Statements (Exhibit 2), which are presented as if they had occurred on June 30, 2021 for illustrative purposes only. The accounting effects of such transactions were determined based on accounting criteria developed in

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

accordance with the Accounting and Financial Reporting Standards accepted in Colombia and, where not provided for therein, considering the requirements of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

Given the special purpose of the pro forma financial information, it should not be understood as general purpose financial statements prepared under Accounting and Financial Reporting Standards accepted in Colombia.

The historical separate financial statements have been adjusted to allow for the following pro forma events:

•	Those that are directly attributable to the transactions described;

•	Those that can be supported by facts; and

•	Those related to the separate pro forma financial information that are expected to have a continuing impact on the separate results.

The pro forma financial information does not necessarily indicate the performance or financial position that Grupo Aval would have had if the transactions described had been completed as of June 30, 2021, nor is it intended to project Grupo Aval's financial position or results in the future.

The following is a summary of the main accounting criteria applied to the transactions that have the most relevant impact on the pro forma financial information:

1.	Loss of control in subsidiaries:

Loss of control in subsidiaries is recognized in accordance with the criteria established in IFRS 10 Consolidated Financial Statements, as follows:

a)	The investment in subsidiary is derecognized.

b)	The retained interest is measured at fair value and the difference with respect to its carrying value is recognized in the statement of income for the period in which the loss of control occurs.

c)	The amounts accumulated in Other Comprehensive Income related to such investments are realized in earnings for the period as net gain on deconsolidation or in retained earnings, as appropriate, in accordance with the requirements of the standards that gave rise to them, on the same basis as would have been required if the related assets or liabilities had been disposed of.

d)	Income and expenses are presented as discontinued operations in the results of operations for the period.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

e)	The retained interest is classified in the appropriate category, which, by maintaining significant influence, is presented as an investment in an associate. Subsequently, the investment in associate is recognized by the equity method.

2.	Relevant judgments and estimates:

In the preparation of the separate pro forma financial information, judgments made in the application of accounting policies and in the sources and key assumptions of estimates with significant effect on the pro forma financial information.

3	EFFECTS OF THE SPIN-OFF ON THE BONDHOLDERS OF THE ISSUER

3.1	Financial Effects

The Spin-Off Project does not generate a detriment to the bondholders for the following reasons:

a)	The financial conditions of the outstanding series in terms of term, rate and indexation characteristics remain unchanged.

b)	Grupo Aval has a solid financial performance that allows it to meet its financial obligations in a timely manner, maintaining the current credit quality.

c)	The operation will allow the entities to focus their strategy on their respective markets, boosting their growth.

3.2	Risks for bondholders of the issuer

There are no risks to which bondholders may eventually be exposed as a result of the Spin-Off Project, insofar as Grupo Aval will maintain the payment capacity to meet the payment obligations derived from its current bond issues.

3.3	Rating of the securities

It is expected that the proposed transaction will not generate changes in the local issues from the point of view of their rating, which are maintained at "AAA" by BRC Ratings - S&P Global S.A. SOCIEDAD CALIFICADORA DE VALORES according to the report issued by the rating agency on November 8, 2021 (attached as Exhibit 4).

3.4	Report of the Legal Representatives of Bondholders

The legal representatives of the bondholders of Grupo Aval, Alianza Fiduciaria in the 2009 and 2016 issues and Fiduciaria Central in the 2017 and 2019 issues, conclude in their reports

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

that the information provided is complete and reflects that the Spin-Off Project will not affect the current issues of Grupo Aval.

3.4.1	Conclusions of the Alianza Fiduciaria Report:

"Conclusions.

After analyzing the figures presented by Grupo Aval, it is concluded that the spin-off under analysis would not have representative effects on its payment capacity, so that the credit profile of the bonds in force would remain unchanged.

It is worth noting that the impact assessment exercise was carried out on the figures presented by the Group at the end of the first semester of 2021, so that the conclusions do not correspond to projections on its future financial performance, but to considerations regarding the impact that the spin-off would have if the internal and external conditions disclosed by the Conglomerate at the cut-off date mentioned above persist.

Having explained the financial effects and the effects that the spin-off would have on the company issuing the bonds, Alianza Fiduciaria, in its capacity as legal representative of the bondholders, considers that the spin-off proposed by the Issuer would not generate a significant financial impact for the bondholders to the extent that the spin-off will not modify the main characteristics of the securities and the payment of interests or principal is not at risk since the Issuer will continue developing the activities of its corporate purpose without generating a negative effect on its payment capacity.

Finally, it is highlighted that in case of obtaining the approval of the Bondholders' Meeting, the Issuer shall inform the market through the relevant information module of the Superintendence of Finance of Colombia of such decision."1

3.4.2	Conclusions of the Fiduciaria Central Report:

"7 Conclusion of Fiducentral as Legal Representative of the Bondholders of the 2017 and 2019 issues.

The proposed transaction is not expected to generate changes in the local issues from the point of view of their rating, which are maintained at "AAA" by BRC Ratings - S&P Global S.A. SOCIEDAD CALIFICADORA DE VALORES according to the report issued by the rating agency on November 8, 2021.

Having exposed the financial effects and ratification of BRC Ratings - S&P Global S.A. SOCIEDAD CALIFICADORA DE VALORES on the spin-off, Fiduciaria Central S.A. does

1 Conclusions of the Alianza Fiduciaria Report, Pg. 6 (Complete document attached).

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

not find an adverse effect for the bondholders, this to the extent that the credit and rating conditions established in the aforementioned issues are preserved, therefore, the valuation effects of the corresponding securities are maintained, in addition to the facial conditions of the issue.

Finally, it is highlighted that in case of obtaining the approval of the Bondholders' Meeting, the Issuer shall inform the market through the relevant information module of the Superintendence of Finance of Colombia of such decision." 2

Attached are the reports of the legal representatives of the bondholders:

Exhibit 5: Report of Alianza Fiduciaria

Exhibit 6: Report of Fiduciaria Central

3.5	Conclusion

•	Grupo Aval will maintain sufficient financial capacity to meet all its financial obligations in a timely manner, including local and international issues.

•	It will achieve the strategic benefits described in paragraph 2.3 above.

4	CURRENT STATUS OF THE SPIN-OFF PROJECT

In addition to holding the General Bondholders' Meeting and obtaining the authorization of its bondholders, Grupo Aval will call its General Shareholders' Meeting and with the approval thereof, will request authorization from the SFC for the Spin-Off Project. Likewise, both Grupo Aval and BdeB, once all the necessary authorizations have been obtained and the necessary procedures to carry out the Spin-Off Project have been completed, will proceed with its execution.

5	EXHIBITS

Exhibit	Document
1	Condensed interim separate financial statements of Grupo Aval as of June 30, 2021
2	Separate pro forma financial information of Grupo Aval as of June 30, 2021
3	Combined key debt ratios of Grupo Aval Acciones y Valores S.A. and Grupo Aval Limited "GAL".

2 Conclusions of the Fiduciaria Central Report, Pg. 8 (Complete document attached).

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

4	Report issued by BRC Ratings - S&P Global S.A.
5	Report of the Legal Representatives of Bondholders - Alianza Fiduciaria.
6	Report of the Legal Representatives of Bondholders - Fiduciaria Central.

(FREE TRANSLATION OF THE REPORT PREVIOUSLY ISSUED IN SPANISH)

STATUTORY AUDITOR’S REPORT ON REVIEW OF

INTERIM FINANCIAL INFORMATION

To the Shareholders

Grupo Aval Acciones y Valores S.A.:

Introduction

I have reviewed the accompanying condensed separate financial information as at June 30, 2021 of Grupo Aval Acciones y Valores S.A. (the Company), which comprises:

•	The condensed separate statement of financial position as at June 30, 2021;

•	The condensed separate statement of income for the three-month and six-month periods ended on June 30, 2021.

•	The condensed separate statement of profit or loss and other comprehensive income for the three-month and six-month periods ended on June 30, 2021.

•	The condensed separate statement of changes in equity for the six-month period ended on June 30, 2021.

•	The condensed separate statement of cash flows for the six-month period ended on June 30, 2021; and

•	The notes to the condensed financial information.

Management is responsible for the preparation and presentation of this condensed separate financial information in accordance with the International Accounting Standard (IAS 34) - Interim Financial Reporting included in the Accounting and Financial Reporting Standards accepted in Colombia. My responsibility is to express a conclusion on this condensed separate financial information based on my review.

Scope of Review

I conducted my review in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, included in the Information Assurance Standards accepted in Colombia. A review of interim financial information consists of making inquiries, primarily with the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review has a substantially narrower scope than an audit conducted in accordance with the International Standards on Auditing accepted in Colombia, and consequently does not enable me to obtain assurance that I would become aware of all significant matters that might be identified in an audit. Accordingly, I do not express an audit opinion.

Conclusion

Based on my review, nothing has come to my attention that causes me to believe that the Company’s accompanying condensed separate interim financial information as of June 30, 2021 is not prepared, in all material respects, in accordance with the International Accounting Standard (IAS 34) - Interim Financial Reporting included in the Accounting and Financial Reporting Standards accepted in Colombia.

Gloria Andrea Sánchez Sánchez Statutory Auditor of Grupo Aval Acciones y Valores S.A. Registration No. 146962 - T Member of KPMG S.A.S.

August 13, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of Financial Position

(Stated in millions of Colombian pesos)

	Notes		June 30, 2021		December 31,2020

Assets
Current Assets
Cash and cash equivalents	5	Ps.	168,970	Ps.	130,353
Trading assets			7		7
Accounts receivable from related parties	6		857,750		343,448
Other accounts receivable	6		163		2,094
Other non-financial assets			91		222
Total current assets			1,026,981		476,124

Non-current Assets
Investments in subsidiaries and associates	7		23,544,600		22,761,045
Property and equipment	8		6,324		6,817
Deferred tax assets	9		107		1,849
Total non-current assets			23,551,031		22,769,711
Total assets		Ps.	24,578,012	Ps.	23,245,835

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost, current	10	Ps.	103,395	Ps.	2,644
Outstanding bonds at amortized cost, current	10		5,870		5,579
Accounts payable	12		1,004,733		435,219
Employee benefits	11		2,113		2,208
Tax liabilities	12		21,427		26,990
other non-financial liabilities	12		1,214		1,214
Total current liabilities			1,138,752		473,854

Long-term liabilities
Borrowings at amortized cost, current	10		426,341		526,735
Outstanding bonds at amortized cost, current	10		1,124,520		1,124,520
Total long-term liabilities			1,550,861		1,651,255
Total liabilities			2,689,613		2,125,109

Shareholders' equity
Subscribed and paid capital	13		22,281		22,281
Additional Paid-in capital	13		8,612,936		8,612,936
Retained earnings	13		10,519,153		9,324,442
Net income	13		1,740,757		2,399,001
Other equity accounts	13		993,272		762,066
Total shareholders' equity			21,888,399		21,120,726

Total liabilities and shareholders' equity		Ps.	24,578,012	Ps.	23,245,835

The accompanying notes are an integral part of the separate financial statements.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of Income

(Stated in millions of Colombian pesos, except shares outstanding and earnings per share)

			For the three-month periods ended			For the six-month periods ended
	Notes		June 30, 2021		June 30, 2020	June 30, 2021		June 30, 2020
Operating revenue
Equity method income, net	15	Ps.	927,615	Ps.	335,789	1,707,593	Ps.	1,037,949
Other revenue from ordinary activities	15		71,436		72,688	143,769		144,015
Total operating revenue			999,051		408,477	1,851,362		1,181,964

Expenses, net
Administrative expenses	16		18,949		18,960	39,954		38,715
Other expenses	16		108		3	119		3
Losses from exchange differences	16		(6)		4	(16)		(41)
Operating income			979,988		389,518	1,811,273		1,143,205

Financial expenses	16		21,965		29,190	43,367		59,168

Earnings before taxes			958,023		360,328	1,767,906		1,084,037

Income tax expense			13,819		3,508	27,149		18,522

Net Income		Ps.	944,204	Ps.	356,820	1,740,757	Ps.	1,065,515

Shares outstanding			22,281,017,159		22,281,017,159	22,281,017,159		22,281,017,159

Net Earnings per Share			42.38		16.01	78.13		47.82

The accompanying notes are an integral part of the separate financial statements.

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of Other Comprehensive Income

(Stated in millions of Colombian pesos)

		For the three-month periods ended			For the six-month periods ended
		June 30, 2021		June 30, 2020	June 30, 2021		June 30, 2020

Net Income	Ps.	944,204	Ps.	356,820	1,740,757	Ps.	1,065,515
Investors participation in other comprehensive income reported using the equity method		106,574		142,643	231,206		367,923

Comprehensive income, net	Ps.	1,050,778	Ps.	499,463	1,971,963	Ps.	1,433,438

The accompanying notes are an integral part of the separate financial statements.

GRUPO AVAL ACCIONES Y VALORES S.A.

Statement of Shareholders’ Equity

(Stated in millions of Colombian pesos, except cash dividends and outstanding shares)

						Retained earnings (losses)
		Subscribed and paid capital		Paid-in Capital		Legal reserve		Occasional reserve		Changes in accounting policies		Earnings (losses) in first-time adoption		Net Income		Other equity accounts		Shareholders' equity

Balance as of December 31st, 2019	Ps.	22,281	Ps.	8,612,936	Ps.	11,140	Ps.	7,816,340	Ps.	(445,544)	Ps.	256,878	Ps.	3,031,238	Ps.	1,029,585	Ps.	20,334,854

Constitution of reserves for future distributions net income 2019								3,031,238						(3,031,238)				-
To distribute a cash dividend of $ 5,00 per share per month from April 2020 to March 2021 including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting.								(1,336,861)										(1,336,861)
Application of the equity method																367,923		367,923
Dividends witholding tax										(1,080)								(1,080)
Net Income														1,065,515				1,065,515

Balance as of june 30th 2020	Ps.	22,281	Ps.	8,612,936	Ps.	11,140	Ps.	9,510,717	Ps.	(446,624)	Ps.	256,878	Ps.	1,065,515	Ps.	1,397,508	Ps.	20,430,351

Balance as of december 31 st. 2020	Ps.	22,281	Ps.	8,612,936	Ps.	11,140	Ps.	9,510,717	Ps.	(454,293)	Ps.	256,878	Ps.	2,399,001	Ps.	762,066	Ps.	21,120,726

Constitution of reserves for future distributions net income 2020								2,399,001						(2,399,001)				-
To distribute a cash dividend of $ 4,50 per share per month from April 2021 to March 2022 including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting.								(1,203,175)										(1,203,175)
Application of the equity method																231,206		231,206
Dividends witholding tax										(1,115)								(1,115)
Net Income														1,740,757				1,740,757

Balance as of june 30th 2021	Ps.	22,281	Ps.	8,612,936	Ps.	11,140	Ps.	10,706,543	Ps.	(455,408)	Ps.	256,878	Ps.	1,740,757	Ps.	993,272	Ps.	21,888,399

The accompanying notes are an integral part of the separate financial statements.

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Statement of Cash Flow
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

			For the six-month periods ended
	Notes		June 30, 2021		June 30, 2020

Cash flow from operating activity:
Net Income		Ps.	1,740,757	Ps.	1,065,515

Adjustments to reconcile net profit with net cash
used in operating activities
Income tax expense	9		27,149		18,522
Property and equipment depreciation	8		909		873
Equity method earnings	15		(1,707,593)		(1,037,949)

Changes in operating assets and liabilities:
Decrease in trading securities			-		205
Decrease in receivables			55,686		(1,167)
Acquisition of permanent investments	7		(55,269)		-
Decrease in other assets and liabilities, net: prepaid taxes, prepaid expenses; taxes, accounts payable, employee liabilities, estimated liabilities and provisions.			(13,337)		(15,790)
Decrease in interests payable			984		(616)
Interest payment by lease agreements IFRS 16			(118)		(232)
Dividends received by subsidiaries			637,372		678,410
Income Tax paid			(16,770)		(23,901)
Net cash used in operating activities			669,770		683,870

Cash flow from investing activities:
Acquisition of property and equipment			-		(33)
Net cash used in investing activities			-		(33)

Cash flow from financing activities:
Dividends paid			(630,518)		(665,686)
Acquisition of loans	13		-		100,000
Payment liabilities by lease agreements			(635)		(547)
Bonds Payment	13		-		(100,000)
Net cash from financing activities			(631,153)		(666,233)
Change in cash and cash equivalents			38,617		17,604
Cash and cash equivalents as of the beginning of the period			130,353		51,299
Cash and cash equivalents as of the end of the period		Ps.	168,970	Ps.	68,903

Additional information:

Payment of Interest		Ps.	42,384	Ps.	59,698

The accompanying notes are an integral part of the separate financial statements.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

(1)	Reporting Entity

Grupo Aval Acciones y Valores S.A. (hereinafter the "Company" or "Grupo Aval") is a corporation established by Public Deed number 0043 of January 7, 1994; its domicile is located at Carrera 13 No. 26A - 47, Bogotá, D.C., Colombia.

Its corporate purpose is directed to the purchase and sale of shares, bonds and securities of entities belonging to the financial system and other commercial entities. At the same time, the Company may acquire and negotiate all kinds of securities, of free circulation in the market, and securities in general; promote the creation of all kinds of related or complementary companies with the corporate purpose; represent natural or legal persons engaged in similar or complementary activities and those already mentioned; give or take money in loans with or without interest; to pledge or administer its real or personal property; to draw, endorse, acquire, accept, collect, protest, cancel or pay bills of exchange, checks, promissory notes, or any other securities or accept or give them in payment and to execute or execute in general the exchange contract in all its manifestations, in all its modalities or related, parallel and/or complementary activities. The total employees as of June 30, 2021 and December 31, 2020 was 126 and 122 respectively.

The expiration of the Company established in the bylaws is until May 24, 2044, but it may be dissolved or extended before that term.

The Law 1870 of 2017 aims at defining, supervising and regulating financial conglomerates with the purpose of ensuring the stability of the financial system and in its Article 3º defines the scope and responsibility of financial holding companies such as Grupo Aval. This regulation specifies that these entities will be subject to inspection and oversight by the Superintendency of Finance and, therefore, all regulatory provisions related to risk management, internal control, disclosure of information, conflicts of interest and corporate governance that they must apply will be applicable.

a.	Other events

Covid-19

The effects originated by COVID 19 in the financial statements of the entities in which the Company has an interest are reflected in the value of the investment, through the calculation and recognition of the equity method and in the changes in the ORI of its subsidiaries.

The impact on the entities’ financial statements corresponds to the impairment of financial instruments-credit portfolio, other accounts receivable and others, which are based on the increase in credit risk and exposure at risk, macroeconomic aspects considered in the calculations of provisions, where the variables reflect the expected economic recovery, as a result of the progress in vaccination worldwide.

Clients credit reliefs

During the second quarter of 2021, the actions taken or suggested by the governments of the countries where the Group operates, continued to be taken into consideration, promoting and monitoring the generation of client’s reliefs in relation to loans or loan agreements in force.

Other matters

As of June 30, 2021, no additional issues were identified than those already revealed in the Financial Statements as of December 31, 2020.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

(2)	Basis of preparation of the consolidated financial statements and summary of significant accounting policies

The consolidated condensed interim financial information has been prepared in accordance with International Accounting Standard, contained in the Accounting and Financial Information Standards accepted in Colombia (NCIF) established in Law 1314 of 2009, regulated by the single regulatory decree 2420 of 2015 modified by decree 2496 of 2015, 2131 of 2016, 2170 of 2017, 2483 of 2018, 2270 of 2019 and decree 1432 of 2020 issued by the national government.

The interim financial statements do not include all the information required for a complete set of IFRS financial statements and should be read in conjunction with the Group’s last annual consolidated financial statements as of and for the year ended December 31, 2020. In accordance with IAS 34 Interim Financial Reporting, the accounting policies used for interim periods are the same as those applied in the preparation of the annual financial statements.

Grupo Aval presents stability in the recognition in the results of each quarter, since in the different periods disclosed above there is no evidence of seasonality or cyclical effects in its disclosed results.

(3)	Critical accounting judgments and estimates in the application of accounting policies

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation were the same as those described in the last annual financial statements ended on December 31, 2020.

(4)	Measurement of fair values

The fair value of financial assets and liabilities traded in active markets (such as financial assets in debt and equity securities and derivatives actively traded on stock exchanges or in interbank markets) is based on 'dirty' prices provided by an official price suppliers authorized by the Colombian Financial Superintendency, which are determined through weighted averages of transactions occurring during the trading day.

An active market is a market in which transactions for assets or liabilities take place with sufficient frequency and volume to provide price information on an ongoing basis. A 'dirty' price is one that includes accrued and outstanding interest on the security from the date of issue or last interest payment to the date of fulfillment of the purchase and sale transaction. The fair value of financial assets and liabilities that are not traded in an active market is determined using valuation techniques determined by the price suppliers or by Grupo Aval entities´ management.

The Company may use internally developed models for financial instruments that do not have active markets. Such models are generally based on valuation methods and techniques generally standardized in the financial industry. Some inputs to these models may not be observable in the market and are therefore estimated based on assumptions.

The output of a model is always an estimate or approximation of a value that cannot be determined with certainty, and the valuation techniques employed may not fully reflect all factors relevant to the Company's positions. Therefore, valuations are adjusted, if necessary, to allow for additional factors, including country risk, liquidity risk and counterparty risk.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

The fair value hierarchy has the following levels:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for assets or liabilities identical to those which the entity can access as of the date of measurement.

•	Level 2 inputs are inputs different than quoted prices included in Level 1 that are observable for the asset or liability, whether directly or indirectly in non-active markets.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which fair value measurement is classified in whole is determined based on the input of the lowest level that is most significant for measuring its total fair value. For such purpose, the relevance of an input is assessed in connection with to measurement of the total fair value. Financial instruments that are listed in markets that are not deemed active, but which are valued based in accordance with quoted market prices, quotes from price suppliers or alternative price sources supported by observable inputs, are classified in Level 2.

If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, this measurement is classified as Level 3. The assessment of the importance of a particular input to the measurement of fair value in whole requires judgment, considering specific factors of the asset or liability.

Determining what is deemed as 'observable' requires a significant judgment by Grupo Aval. Grupo Aval considers as observable data the market data, which is already available, distributed or updated by the price suppliers, and it is reliable and verifiable, with no property rights, and provided by independent sources which are actively involved in the reference market.

Fair value measurements on a recurring basis

Fair value measurements on a recurring basis are those required or permitted by IFRS accounting standards in the statement of financial position at the end of each accounting period.

Marketable investments are carried at fair value using the value of the unit, provided by the fund management company, which reflects the fair value of the underlying assets, incorporating all the risks to which the assets are exposed, in accordance with IFRS 13. The managing entity, based on observable market data, reflects the credit risk associated with the asset; consequently, the Company does not analyze or monitor impairment indicators.

The fair value of the underlying assets is calculated based on market observable inputs, either directly or indirectly, which can be substantially corroborated by observable market data, for this reason, such investments were classified in level 2.

The fair value of investments primarily reflects changes in market conditions due mainly to changes in interest rates and other economic conditions in the country in which the investment is held. As of June 30, 2021 and December 31, 2020, the Company considers that there have been no material losses in the fair value of investments due to credit risk impairment conditions of such assets.

The following table analyzes, within the fair value hierarchy, the Company's financial assets and liabilities (by class) measured at fair value at June 30, 2021 and December 31, 2020 on a recurring basis:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

	June 30, 2021
		Level 1		Level 2		Level 3		Total
Assets
Trading investments at fair value	Ps.	-	Ps.	7	Ps.	-	Ps.	7
Total recurring assets at fair value	Ps.	-	Ps.	7	Ps.	-	Ps.	7

	December 31, 2020
		Level 1		Level 2		Level 3		Total
Assets
Trading investments at fair value	Ps.	-	Ps.	7	Ps.	-	Ps.	7
Total recurring assets at fair value	Ps.	-	Ps.	7	Ps.	-	Ps.	7

Fair value disclosures of financial liabilities carried at amortized cost determined solely for disclosure purposes

The following is a detail of how the financial liabilities recorded at amortized cost and measured at fair value were valued solely for purposes of this disclosure.

Financial obligations and other liabilities

For financial obligations and other liabilities, their fair value was determined using cash flow models discounted by risk-free interest rates adjusted by the entity's own risk premiums. For outstanding bonds, their fair value was determined according to their quoted prices on stock exchanges.

The following table presents the summary of the Company's financial liabilities at June 30, 2021 and December 31, 2020 not measured at fair value on a recurring basis, compared to their fair value for which it is practicable to calculate fair value:

		Carrying value			Fair Value
Balance of principal and interest		June 30, 2021		December 31, 2020		June 30, 2021		December 31, 2020
Bank loans (1)	Ps.	524,480	Ps.	523,904	Ps.	528,598	Ps.	537,425
Outstanding Bonds (2)		1,130,390		1,130,099		1,116,197		1,234,899
Total	Ps.	1,654,870	Ps.	1,654,003	Ps.	1,644,795	Ps.	1,772,324

(1)	The fair values of bank loans are calculated taking the credit spread (margin); at the same time, the rates of paper indexed to the DTF and IBR are calculated in the market, and to these are added the implicit rate in the SWAP curve DTF - Fixed Rate, quoted in Precia (Infovalmer). At June 30, 2021 and December 31, 2020 the average discount rates used were 3.9605% and 3.2914%, respectively, and are classified in level 2 of hierarchy.

(2)	For the calculation of the fair value of outstanding bonds, Precia (Infovalmer) prices were used for each one of the periods, calculated with an estimated price, which corresponds to the "dirty" price, obtained as a result of the present value of the flows of a security, discounting them with the reference rate and the corresponding margin; likewise, they are classified in level 2 of the hierarchy.

(5)	Cash and cash equivalents

Cash and cash equivalents balances comprise the following as of June 30, 2021 and December 31, 2020:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

		June 30, 2021		December 31, 2020
In Colombian pesos
Cash	Ps.	4	Ps.	4
Banks and other financial institutions on demand		168,764		129,739
		168,768		129,743
In foreign currency
Banks and other financial institutions on demand (1)		202		610
	Ps.	168,970	Ps.	130,353

(1)	Includes a balance in U.S. dollars in checking accounts at Banco de Bogotá Panama for US$ 1,001.44 and at Banco de Bogotá Miami Agency for US$ 52,804.86 as of June 30, 2021, converted at the closing TRM of Ps.3,748.50 per dollar.

Of the total cash, the Company has earmarked Ps.1,214 as of June 30, 2021 and December 31, 2020, to cover the repayment of unallocated contributions in shares of the 2011 issuance.

The following is a detail of the credit quality determined by independent risk rating agents of the main financial institutions in which the Company maintains cash funds:

Credit quality		June 30, 2021		December 31, 2021
Investment grade	Ps.	168,772	Ps.	129,746
Unqualified or not available		198		607
Total	Ps.	168,970	Ps.	130,353

(6)	Accounts receivable

The following is the accounts receivable balance as of June 30, 2021 and December 31, 2020:

		June 30, 2021		December 31, 2020
Dividends Receivable from Subsidiaries (1)	Ps.	855,913	Ps.	341,611
Other accounts receivable from related parties		1,837		1,837
Subtotal accounts receivable from related parties		857,750		343,448

Suppliers	Ps.	-	Ps.	1,861
Others		156		156
Disabilities		7		77
Subtotal other accounts receivable		163		2,094

Total accounts receivable	Ps.	857,913	Ps.	345,542

(1)	In March 2021, the companies in which Grupo Aval held direct investments declared dividends of Ps. 1,208,437.

(7)	Investments in subsidiaries and associated companies

The carrying value of investments in subsidiaries and associates as of June 30, 2021 and December 31, 2020:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

	Participation percentage		Number of Shares			Book value
	June 30, 2021	December 31, 2021	June 30, 2021	December 31, 2021		June 30, 2021		December 31, 2021
Subsidiaries
Banco de Bogotá S.A.	68.74%	68.74%	227,710,487	227,710,487	Ps.	14,339,809	Ps.	13,537,163
Banco de Occidente S.A.	72.27%	72.27%	112,671,465	112,671,465		3,489,641		3,504,883
Banco Comercial AV Villas S.A.	79.86%	79.86%	179,459,557	179,459,557		1,422,419		1,451,616
Banco Popular S.A.	93.74%	93.74%	7,241,936,738	7,241,936,738		3,263,251		3,227,944
Corporación Financiera Colombiana S.A. (1) y (2)	8.50%	8.42%	29,030,710	27,270,567		1,063,634		985,898
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (3)	20.00%	20.00%	21,842,531	21,842,531		517,371		564,256
Grupo Aval Limited	100.00%	100.00%	1	1		(553,611)		(512,644)
Subtotal Subsidiaries						23,542,514		22,759,116
Associates
ADL Digital Lab S.A.S	34.00%	34.00%	408	408		2,086		1,929
Subtotal Associates						2,086		1,929
Total permanent investments					Ps.	23,544,600	Ps.	22,761,045

(1)	In May 2021, 1,760,143 shares were received from Corporación Financiera Colombiana S.A. for Ps.55,269 (Ps.55,686 Dividend - Ps.417 Withholding at source) corresponding to the payment of dividends in shares, increasing the participation by 0.085668%, thus increasing the total participation from 8.415274% to 8.500942%.

In July 2020, 2,906,987 shares were received from Corporación Financiera Colombiana S.A. for Ps.63,837 corresponding to the payment of stock dividends, increasing the participation by 0.201328%, thus increasing the total participation from 8.213946% to 8.415274%.

(2)	On June 21, 2016, a shareholders' agreement was formalized in which Corficolombiana ’s control was transferred to Grupo Aval.

(3)	Grupo Aval is the controlling company of Sociedad Administradora de Pensiones y Cesantías Porvenir S.A. because it has a direct investment of 20% and an indirect investment of 55.67% through its subsidiaries Banco de Bogotá and Banco de Occidente.

Investments’ restrictions

As of June 30, 2021 and December 31, 2020, there was a restriction on 7,500,785 shares of Banco de Occidente S.A., granted as a pledge to guarantee financial obligations with Banco de Bogotá S.A.

As of June 30, 2021, and December 31, 2020, there was a restriction on 772,532,650 shares of Banco Popular. Granted as a pledge to guarantee financial obligations with Banco de Bogotá S.A.

As of June 30, 2021, and December 31, 2020, there was a restriction on 1,593,570 shares of Corficolombiana. Granted as a pledge to guarantee financial obligations with Banco de Bogotá S.A.

The guarantees mentioned cover loans for Ps.522,406. Included in Note 10 - Financial obligations at amortized cost.

Subsidiaries and associates

The following is a detail of the assets, liabilities and equity of the subsidiaries and associates accounted by the equity method as of June 30, 2021 and December 31, 2020:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

		June 30, 2021
		Assets		Liabilities		Equity
Subsidiaries						Subscribed capital		Reserves		Capital surplus (deficit)		Net income for previous years		Net income for the year		Total equity
Banco de Bogotá S.A.	Ps.	110,062,703	Ps.	89,841,212	Ps.	3,313	Ps.	13,764,588	Ps.	7,454,423	Ps.	(2,581,079)	Ps.	1,580,246	Ps.	20,221,491
Banco de Occidente S.A.		43,139,882		38,443,493		4,677		3,621,013		700,829		101,905		267,965		4,696,389
Banco Comercial AV Villas S.A.		16,835,107		15,053,888		22,473		1,218,737		120,785		311,712		107,512		1,781,219
Banco Popular S.A.		27,940,405		24,841,787		77,253		2,539,755		(11,856)		299,213		194,253		3,098,618
Corporación Financiera Colombiana S.A.		20,560,102		10,250,232		3,415		3,488,544		6,033,681		(280,735)		1,064,965		10,309,870
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.		3,928,952		1,534,524		109,211		862,764		1,181,389		(59,979)		301,043		2,394,428
Grupo Aval Limited		7,059,970		7,613,581		-		-		(128,320)		(434,774)		9,483		(553,611)
Subtotal Subsidiaries	Ps.	229,527,121	Ps.	187,578,717	Ps.	220,342	Ps.	25,495,401	Ps.	15,350,931	Ps.	(2,643,737)	Ps.	3,525,467	Ps.	41,948,404
Associates
ADL Digital Lab S.A.S		29,877		23,741		1,200		224		-		4,249		463		6,136
Subtotal Associates	Ps.	29,877	Ps.	23,741	Ps.	1,200	Ps.	224	Ps.	-	Ps.	4,249	Ps.	463	Ps.	6,136

Total	Ps.	229,556,998	Ps.	187,602,458	Ps.	221,542	Ps.	25,495,625	Ps.	15,350,931	Ps.	(2,639,488)	Ps.	3,525,930	Ps.	41,954,540

		December 31, 2021
		Assets		Liabilities		Equity
Subsidiaries						Subscribed capital		Reserves		Capital surplus (deficit)		Net income for previous years		Net income for the year		Total equity
Banco de Bogotá S.A.	Ps.	106,316,117	Ps.	87,262,343	Ps.	3,313	Ps.	12,658,701	Ps.	6,761,800	Ps.	(2,628,570)	Ps.	2,258,530	Ps.	19,053,774
Banco de Occidente S.A.		41,447,791		36,719,396		4,677		3,410,147		797,512		177,464		338,595		4,728,395
Banco Comercial AV Villas S.A.		16,530,505		14,712,723		22,473		1,155,074		200,730		274,061		165,444		1,817,782
Banco Popular S.A.		27,200,985		24,140,032		77,253		2,432,096		39,050		277,423		235,131		3,060,953
Corporación Financiera Colombiana S.A.		17,751,503		8,260,425		3,241		2,524,528		5,618,296		(300,567)		1,645,580		9,491,078
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.		3,938,638		1,309,785		109,211		805,546		1,197,888		(61,568)		577,776		2,628,853
Grupo Aval Limited		6,431,776		6,944,420		-		-		(77,869)		(376,321)		(58,454)		(512,644)
Subtotal Subsidiaries	Ps.	219,617,315	Ps.	179,349,124	Ps.	220,168	Ps.	22,986,092	Ps.	14,537,407	Ps.	(2,638,078)	Ps.	5,162,602	Ps.	40,268,191
Associates
ADL Digital Lab S.A.S		25,347		19,674		1,200		-		-		(11)		4,484		5,673
Subtotal Associates	Ps.	25,347	Ps.	19,674	Ps.	1,200	Ps.	-	Ps.	-	Ps.	(11)	Ps.	4,484	Ps.	5,673

Total	Ps.	219,642,662	Ps.	179,368,798	Ps.	221,368	Ps.	22,986,092	Ps.	14,537,407	Ps.	(2,638,089)	Ps.	5,167,086	Ps.	40,273,864

As a result of the impairment assessment performed as of June 30, 2021 and December 31, 2020, taking into consideration the market value of these investments or the financial results of the subsidiary companies, the Company's management does not consider it necessary to establish any provision for impairment of these investments.

(8)	Property and equipment

The following is the movement in the carrying amount of property and equipment during the periods ended at June 30, 2021 and December 31, 2020:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

		For own use		Right of use		Total
Cost or fair value:
Balance as of December 31, 2019		5,570		7,555		13,125
Purchases or capitalized expenses (net)		186		5,907		6,093
Withdrawals / Sales (Net)		(113)		(7,938)		(8,051)
Balance as of December 31, 2020		5,643		5,524		11,167
Purchases or capitalized expenses (net)		-		416		416
Withdrawals / Sales (Net)		(2)		-		(2)
Balance as of June 30, 2021	Ps.	5,641	Ps.	5,940	Ps.	11,581

Accumulated depreciation:
Balance as of December 31, 2019	Ps.	3,579		1,195		4,774
Depreciation of the year charged against profit or loss		483		1,271		1,754
Withdrawals / Sales (Net)		(113)		(2,065)		(2,178)
Balance as of December 31, 2020		3,949		401		4,350
Depreciation of the year charged against profit or loss		262		647		909
Withdrawals / Sales (Net)		(2)		-		(2)
Balance as of June 30, 2021	Ps.	4,209	Ps.	1,048	Ps.	5,257

Tangible Assets, net:

Balance as of December 31, 2020	Ps.	1,694	Ps.	5,123	Ps.	6,817
Balance as of June 30, 2021	Ps.	1,432	Ps.	4,892	Ps.	6,324

a.	Property and equipment for own use

The following is the detail of the balance as of June 30, 2021 and December 31, 2020 by type of property and equipment for own use:

Description		Cost		Accumulated		Carrying
				depreciation		amount
Office equipment and accessories	Ps.	920	Ps.	(715)	Ps.	205
Information technology equipment		2,186		(1,887)		299
Improvements in leaseholds properties (1)		2,535		(1,607)		928
Balance as of June 30, 2021	Ps.	5,641	Ps.	(4,209)	Ps.	1,432

Description		Cost		Accumulated		Carrying
				depreciation		amount
Office equipment and accessories	Ps.	920	Ps.	(688)	Ps.	232
Information technology equipment		2,188		(1,783)		405
Improvements in leaseholds properties (1)		2,535		(1,478)		1,057
Balance as of December 31, 2020	Ps.	5,643	Ps.	(3,949)	Ps.	1,694
(1)	This item corresponds to adjustments made to Gupo Aval’s offices

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

b.	Property and equipment by right of use

The Company adopted IFRS 16 from January 1, 2019, the leases are recognized as a right-of-use asset and a liability on the date the asset is leased and available for use by the Company. Right-of-use assets are depreciated on a straight-line basis through the end of the lease term.

The following is the detail of the balance as of June 30, 2021 and December 31, 2020, by type of right-of-use property and equipment:

Right of use		Cost		Accumulated		Carrying
				depreciation		amount
Banco de Occidente 22 and 23 floors (1)	Ps.	5,940	Ps.	(1,048)	Ps.	4,892
Balance as of June 30, 2021	Ps.	5,940	Ps.	(1,048)	Ps.	4,892

Right of use		Cost		Accumulated		Carrying
				depreciation		amount
Banco de Occidente 22 and 23 floors (1)	Ps.	5,524	Ps.	(401)	Ps.	5,123
Balance as of December 31, 2020	Ps.	5,524	Ps.	(401)	Ps.	5,123

(1)	The Nominal interest rate to establish the Interest and Depreciation of the Right of Use on the date of adoption of IFRS16, was established during 2020 at 0.58% per month. On January 4, 2021, a quotation and validation of rates was made and a new nominal rate of 0.35% per month was established for the year 2021, generating a variation in the right of use due to a rate adjustment of Ps.328.

On April 1, 2021, the lease fee for the 22nd and 23rd floors of the Banco de Occidente Building were increased, due to the adjustment of the CPI 2020 of 1.61%, generating a variation in the right of use due to an increase in the fee of Ps.88.

On September 01, 2020, the lease fee of the 22nd and 23rd floors of the Banco de Occidente Building were increased by a CPI 2019 adjustment of 3.8%, generating a variation in the right of use by increase of the fee of Ps.230.

(9)        Income taxes

Income tax expense is recognized based on management's best estimate of both current and deferred income taxes.

The Company's effective tax rate in respect of continuing operations for the six months ended June 30, 2021 was 1.54% and for the six months ended June 30, 2020 was 1.71%, while for the three months ended June 30, 2021 and 2020 was 1.44% and 0.97% respectively.

The variation in the effective tax rate of 0.17% on a semi-annual basis and 0.47% on a quarterly basis is not significant.

(10)	Obligations at amortized cost

The balances of financial obligations as of June 30, 2021 and December 31, 2020:

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

		June 30, 2021		December 31, 2021
Short term
Bank loans (1)	Ps.	102,073	Ps.	1,498
Leases (2)		1,322		1,146
		103,395		2,644
Outstanding bonds (3)		5,870		5,579
Total short term	Ps.	109,265	Ps.	8,223

Long term
Bank loans (1)	Ps.	422,407	Ps.	522,406
Leases (2)		3,934		4,329
		426,341		526,735
Outstanding bonds (3)		1,124,520		1,124,520
Total long term		1,550,861		1,651,255
Total Financial Obligations	Ps.	1,660,126	Ps.	1,659,478

(1)	Obligations acquired with Banco Bogotá S.A. for two years, with only one final principal payment:

Financial obligations - agreed interest rates
loans at:	IBR + 2.0 % quarterly compounded	IBR + 2.60 % quarterly compounded
amount:	Ps. 235,599	Ps. 286,807

•	During the first quarter of 2021, Banco de Bogotá S.A. and Grupo Aval Acciones y Valores S.A., agreed to extend the term to two years of the loans for Ps.132,199 and instead established as new maturity date the first quarter of 2023 and spread of 2.0%.

•	On April 26, May 24 and June 24, 2021, Banco de Bogotá S.A. and Grupo Aval Acciones y Valores S.A. signed a debt novation agreement generating new loans for Ps.161,199, Ps.34,400 and Ps.40,000 maturing on April 26, May 24 and June 24, 2023, and spread of 2.0%.

•	During the second half of 2020, Banco de Bogotá S.A. and Grupo Aval Acciones y Valores S.A., agreed to extend the term to two years of loans for Ps.129,255 and instead established as new maturity date the second half of 2022 and spread of 2.60%.

•	On June 30, 2020, the Company acquired debt with Banco de Bogotá for Ps.100,000, a two-year obligation, with a single final principal payment and a spread of 2.60%.

•	On July 8 and October 23, 2020, Banco de Bogotá S.A. and Grupo Aval Acciones y Valores S.A. signed a debt novation agreement generating new loans for Ps.48,255 and Ps.27,052 with maturity on July 8 and October 23, 2022, respectively, and spread of 2.60%

(2)	Corresponds to the capital lease liability generated by the adoption of IFRS 16 of Ps.5,891 less amortization of right of use of Ps.635.

•	The Nominal interest rate to establish the Interest and Depreciation of the Right of Use on the date of adoption of IFRS16 was established during 2020 at 0.58% per month. On January 4, 2021, the rates were quoted and validated, and a new nominal rate of 0.35% per month was established for the year 2021, generating a variation in the right of use due to a rate adjustment of Ps.328.

•	On April 1, 2021, the lease fee for the 22nd and 23rd floors of the Banco de Occidente Building were increased, due to the adjustment of the CPI 2020 of 1.61%, generating a variation in the right of use due to an increase in the fee of Ps.88.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

•	On September 01, 2020, the lease fee of the 22nd and 23rd floors of the Banco de Occidente Building were increased by a CPI 2019 adjustment of 3.8%, generating a variation in the right of use by increase of the fee of Ps.230.

(3)	On June 30, 2020, principal was paid on the sixth issue of Series A Bonds subseries A3 - 3 years ISIN: COT29CB00120, maturing on June 28, 2020 for Ps.100,000.

The loans obtained by Grupo Aval with its subsidiary Banco de Bogotá S.A. are secured by share guarantee contracts as follows:

Guarantees on obligations as of June 30, 2021

	Loan Value	Number of collateral shares	Issuer of the shares
Ps.	87,155	772,532,650	Banco Popular
	397,579	7,500,785	Banco de Occidente (1)
	37,672	1,593,570	Corficolombiana (1)
Ps.	522,406	781,627,005

(1)	On February 17, 2020, the pledge of Banco de Occidente and Corporación Financiera Colombiana for 2,253,505 and 1,188,036, respectively, for the obligations cancelled on November 18, 2019 for Ps.100,000, was lifted.

On June 30, 2020, a pledge agreement on shares of Banco de Occidente S.A. and Corporación Financiera Colombiana for 1,900,000 and 1,593,570 shares was executed to cover the obligation acquired for Ps.100,000.

The composition of principal and interest of the financial obligations is as follows:

		June 30, 2021				December 31, 2020
Obligation		Capital	Interests	Total		Capital	Interest	Total
Financial obligations	Ps.	522,406	2,074	524,480	Ps.	522,406	1,498	523,904
Bonds		1,124,520	5,870	1,130,390		1,124,520	5,579	1,130,099
Total	Ps.	1,646,926	7,944	1,654,870	Ps.	1,646,926	7,077	1,654,003

The carrying value and fair value of financial obligations at amortized cost (calculation methodology included in note 5 - Estimated fair values in the Financial obligations and other liabilities section), are as follows:

		Carrying value				Fair value
Balance of principal and interest		June 30, 2021		December 31, 2020		June 30, 2021		December 31, 2020
Bank loans	Ps.	524,480	Ps.	523,904	Ps.	528,598	Ps.	537,425
Outstanding bonds		1,130,390		1,130,099		1,116,197		1,234,899
Total	Ps.	1,654,870	Ps.	1,654,003	Ps.	1,644,795	Ps.	1,772,324

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

Maturities of obligations as of June 30, 2021

		2021		2022		2023		2024		2026		2036		2039		2042		Total
Financial obligations (1)	Ps.	2,074	Ps.	286,807	Ps.	235,599	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	-	Ps.	524,480
Bonds(1)		5,870		-		-		224,520		93,000		207,000		300,000		300,000		1,130,390
Total	Ps.	7,944	Ps.	286,807	Ps.	235,599	Ps.	224,520	Ps.	93,000	Ps.	207,000	Ps.	300,000	Ps.	300,000	Ps.	1,654,870

(1)      Include principal and interest.

Contractual maturities are presented in accordance with Appendix B11C of IFRS 7.

Maturities IFRS 16 to June 30, 2021

		Less than 1 year		More than 1 and less than 3 years		Total
Leases		1,322		3,934		5,256
Total	Ps.	1,322	Ps.	3,934	Ps.	5,256

Currency of financial obligations

		June 30, 2021		December 31, 2020
Colombian pesos	Ps.	1,660,126	Ps.	1,659,478
Total	Ps.	1,660,126	Ps.	1,659,478

Annual interest rates on financial obligations

	June 30, 2021
	Colombian pesos
	Minimum rate	Maximum rate
Financial obligations	3.75%	4.71%
Bonds	5.35%	8.67%

	December 31, 2020
	Colombian pesos
	Minimum rate	Maximum rate
Financial obligations	4.25%	7.07%
Bonds	5.50%	9.24%

The detail of debt bond liabilities at June 30, 2021 and December 31, 2020 by issue date and maturity date is as follows:

Issuer	Issue Date		June 30, 2021		December 31, 2020	Expiration Date	Interest Rate
Grupo Aval Acciones y Valores S.A (1)	dec-09	Ps.	124,520	Ps.	124,520	dic-24	IPC + 5.20%
	nov-16		93,000		93,000	nov-26	IPC + 3.86%
			207,000		207,000	nov-36	IPC + 4.15%
	jun-17		300,000		300,000	jun-42	IPC + 3.99%
	nov-19		100,000		100,000	nov-24	6.42%
			300,000		300,000	nov-39	IPC + 3.69%
		Ps.	1,124,520	Ps.	1,124,520

(1)	Outstanding capital

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

(11)	Employee benefits

Under Colombian labor legislation, the contracts signed with the Company's employees grant them rights to short-term benefits such as salaries, vacations, legal bonuses, severance and severance interest, and there are no long-term benefits.

Likewise, according to Colombian regulations, companies and their employees must make pension contributions to the defined contribution funds established by the general pension and social security health system, in accordance with Law 100 of 1993. Therefore, the Company is not responsible for long-term pension benefits.

The following is the balance for employee benefits as of June 30, 2021 and December 31, 2020:

		June 30, 2021		December 31, 2020
Short-term benefits	Ps.	2,113	Ps.	2,208

(12)	Accounts payable and other liabilities

Accounts payable and other liabilities comprise the following items as of June 30, 2021 and December 31, 2020:

		June 30, 2021		December 31, 2020
Dividends payable	Ps.	1,002,288	Ps.	432,089
Suppliers		38		698
Withholdings and other labor contributions		880		860
Commissions and fees		1,352		1,279
Leases		-		15
Other accounts payable		175		278
		1,004,733		435,219
Taxes(1)		21,427		26,990
Other non-financial liabilities		1,214		1,214
Total Other Liabilities	Ps.	1,027,374	Ps.	463,423
Dividends payable
(1)	Taxes payable

		June 30, 2021		December 31, 2020
VAT tax	Ps.	8,523	Ps.	8,201
Income tax		4,857		13,290
Withholding tax		1,718		1,874
VAT withholdings		121		156
Industry and Commerce withholdings		10		8
Industry and commerce tax		6,198		3,461
Total Taxes	Ps.	21,427	Ps.	26,990

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

(13)	Shareholder’s equity

Mandatory and voluntary reserves are determined during Shareholders' Meetings. The following is a detail of retained earnings (losses) as of June 30, 2021 and December 31, 2020:

Retained earnings		June 30, 2021		December 31, 2020

Legal reserves	Ps.	11,140	Ps.	11,140
Occasional reserve at the disposal of the General Meeting of Shareholders		10,706,543		9,510,717
		10,717,683		9,521,857

Earnings from first-time adoption		256,878		256,878
Impact of changes in accounting policies (1)		(431,200)		(431,200)
Withholding tax on dividends (2)		(24,208)		(23,093)
	Ps.	10,519,153	Ps.	9,324,442

(1)	Grupo Aval Acciones y Valores S.A. adopted IFRS 16 on January 1, 2019 and IFRS 9 and IFRS 15 on January 1, 2018.

(2)	In accordance with paragraph 65A of IAS 12, which establishes that the value of withholding tax on dividends has been recognized in equity for (Ps.24,208), of which (Ps.21,694) corresponds to the participation (MPP) in the withholding tax recognized by the entities where Grupo Aval has control and (Ps.2,514) corresponds to the net between the withholding tax transferred by its subsidiaries to Grupo Aval for (Ps.6,384) and the withholding tax transferred by Grupo Aval to its shareholders for Ps.3,870. ) correspond to the net between the withholding transferred by its subsidiaries to Grupo Aval for (Ps.6,384) and the withholding transferred by Grupo Aval to its shareholders for Ps.3,870, in accordance with the provisions of Art.242-1 ET, as amended by Law 1943 of 2018.

Declared dividends

Dividends are declared and paid to shareholders based on the occasional reserves available to the highest corporate body. Beginning in 2017, the Company performs an annual accounting review. Dividends declared were as follows for the results of the years ended December 31, 2020 and 2019:

		December 31, 2020		December 31, 2019
Unconsolidated net income for the year	Ps.	2,399,001	Ps.	3,031,238
Dividends paid in cash		At the meeting held in March 2021, Ps. 54.00 per share was declared payable in twelve installments of Ps. 4.50 per share, from April 2021 to March 2022.		At the meeting held in March 2020, Ps. 60.00 per share was declared payable in twelve installments of Ps. 5.00 per share, from April 2020 to March 2021.
Outstanding common shares		15,130,764,982		15,135,161,111
Outstanding preferred shares		7,150,252,177		7,145,856,048
Total shares outstanding		22,281,017,159		22,281,017,159

Total declared dividends	Ps.	1,203,175	Ps.	1,336,861

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

Adjustments in the first-time application of IFRS

The company recognized the net positive differences that are generated when supervised institutions adopt for the first time IFRS in 2015. The net positive differences that are generated when supervised institutions adopt IFRS for the first time may not be distributed to cover losses, nor may they be capitalized, distributed as profits/ dividends, or recognized as reserves. They may be used only when effectively realized with third parties, other than related parties, and in accordance with IFRS principles

Net positive differences generated when adopting IFRS for the first time may not be used to comply with prudent requirements on regulatory capital, which is the minimum amount required to operate, depending on the nature of each institution supervised by the Financial Superintendence of Colombia. If the first-time adoption of IFRS generates net negative differences, they will be deducted from regulatory capital

Other shares in equity

The equity method as of June 30, 2021 and December 31, 2020 is detailed below:

		June 30, 2021		December 31, 2020
Surplus equity method
Banco de Bogotá S.A.	Ps.	1,289,654	Ps.	811,978
Banco de Occidente S.A.		(57,933)		11,840
Banco Popular S.A.		(50,968)		(3,531)
Banco Comercial AV Villas S.A.		(87,053)		(22,979)
Corporación Financiera Colombiana S.A.		45,482		56,919
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.		(6,463)		(3,164)
Grupo Aval Limited		(139,447)		(88,997)
Total	Ps.	993,272	Ps.	762,066

Capital management

The Company at an individual level is not subject to any minimum equity requirement for the development of its operations; therefore, the management of the Company's capital is oriented to satisfy the minimum capital requirements of the subsidiary financial institutions in accordance with the parameters established in the Colombian legislation, in such a way that the Company may maintain and even increase its participation in the equity of such entities.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

(14)     Contingencies

a. Commitments

1.	As of June 30, 2021, the loans obtained by the Company with its subsidiary Banco de Bogotá S.A. are guarantee with 7,500,785 shares of Banco de Occidente S.A., 772,532,650 shares of Banco Popular, and 1,593,570 shares of Corficolombiana.

2.	The Company guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2022 (USD 1.0 billion) bonds and Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures, as detailed:

•	On September 2012, the Company issued Senior Notes for a total value of US $ 1 billion, the notes will mature on September 2022, with a coupon of 4.75%, a deduction of 39.3 basis points, price of 99.61%.

•	On February 2020, the Company issued Senior Notes for a total value of US $ 1 billion, the Notes will mature on February 2030, with a coupon of 4.375%, a deduction of 56.8 basis points, price of 99.43%.

b.	Other matters

Investigation by the Superintendency of Industry and Commerce in relation to the Ruta del Sol Sector 2 Project

Through Resolution No. 67837 of September 13, 2018, the Deputy Superintendent for the Protection of Free-Competition (“Antitrust Division”) of the Superintendency of Industry and Commerce (“SIC”) ordered the opening of an investigation and formulation of charges against a number of entities that had participated in the Ruta del Sol Sector 2 project, and related individuals. This included Grupo Aval Acciones y Valores S.A. (“Grupo Aval”), its subsidiary, Corporación Financiera Colombiana S.A. (“Corficolombiana”), Estudios y Proyectos del Sol S.A.S. (“Episol"), a company 100% owned by Corficolombiana, and Concesionaria Ruta del Sol S.A.S (“CRDS”), the company that was awarded the project and in which Episol holds a 33% non-controlling interest, as well as charges against certain officers of Grupo Aval and Corficolombiana.

The Antitrust Division’s charges were based on an alleged violation of the Colombian legal regime of free economic competition that occurred in the bidding process of the Ruta del Sol Sector 2 project.

In October 2018, Grupo Aval, Corficolombiana and Episol, as well as the charged officers, submitted their defense accompanied by documentary evidence and requests for additional evidentiary proceedings. On July 23, 2020, the Antitrust Division released a report ("Informe Motivado”) with a recommendation to the Superintendent of Industry and Commerce: (i) to dismiss the charge N° 2 related to the alleged conflict of interest with respect to all parties charged—including Grupo Aval and its officers, Corficolombiana and its officers, and Episol—based on the applicable statute of limitations, and (ii) to impose fines on all the investigated entities and individuals with respect to charge N° 1 of “payment of a bribe”—including, Corficolombiana, Corficolombiana’s former President José Elías Melo Acosta, and Episol—arguing, in the case of Corficolombiana and Episol, an alleged knowledge by José Elías Melo Acosta of the conduct confessed by Odebrecht.

On December 28, 2020, the Superintendent of Industry and Commerce issued Resolution No. 82510 of 2020, consistent with the recommendations in the Informe Motivado. The Superintendent decided to close the investigation with respect to all parties charged with the alleged “conflict of interest”, including Grupo Aval, Corficolombiana and their and officers and Mr. Melo Acosta

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

For Charge N° 1, the Superintendent decided to impose fines on all the investigated entities and individuals. Corficolombiana and Episol were fined Ps. 55,565 and Ps. 33,827, respectively. Former Corficolombiana’s President, José Elías Melo Acosta, was also fined Ps. 394.

On January 28, 2021, Corficolombiana and Episol filed an appeal against Resolution No. 82510 of 2020 before the Superintendent, seeking reconsideration of its decision to fine them in connection with Charge N° 1, appeal that was resolved on May 20, by Resolution 30343 of 2021 confirming Resolution No. 82510 of 2020. Payment of these fines will have an impact of Ps. 35,739 in the attributable net income of Grupo Aval. Notwithstanding the foregoing, Corficolombiana and Episol may then appeal the Superintendent’s final decision before Colombia’s administrative courts.

In relation to the Class Action before the Administrative Tribune of Cundinamarca connection with the Ruta del Sol Sector 2 Project and the Investigations by United States authorities, do not show changes with respect to what was disclosed as of December 31, 2020.

(15)	Operating income

Below is a detail of the operating income for the three-month and six-month periods ended June 30, 2021 and 2020:

		For the three-month periods ended June 30			For the six-month periods ended June 30
		2021	2020		2021	2020
Operating income
Equity method income (1)	Ps.	927,516	335,221	Ps.	1,707,436	1,037,420
Equity method income from associates (2)		99	568		157	529
Other revenues from ordinary activities
Interest income		705	617		1,443	1,199
Financial income		-	-		-	14
Commissions and fees		70,731	70,731		141,462	141,462
Other		-	1,340		862	1,340
Indemnities		-	-		2	-
Total other revenue		71,436	72.688		143,769	144,015
Total operating revenue	Ps.	999,051	408.477	Ps.	1,851,362	1,181,964

(1)	Investments in entities where the Company has control are Banco de Bogotá S.A., Banco de Occidente S.A., Banco Comercial AV Villas S.A., Banco Popular S.A., Corporación Financiera Colombiana S.A., Grupo Aval Limited, Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A., these are called “Investments in subsidiaries” and are accounted by the equity method in accordance with IAS 28.

(2)	Corresponds to the associated company ADL Digital Lab S.A.S. and is accounted by the equity method in accordance with IAS 28.

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

Calculation of the Equity Method Income

The following is the basis to calculate the equity method for the quarters and semesters ended June 30, 2021 and 2020:

	For the three-months periods ended
	Participation percentage			Net income for the calculation				Equity method income
				of equity method income
	June 30, 2021	June 30, 2020		June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
Subsidiaries
Banco de Bogotá S.A.	68.74%	68.74%	Ps.	858,544	Ps.	441,467	Ps.	590,133	Ps.	303,449
Banco de Occidente S.A.	72.27%	72.27%		148,942		10,096		107,642		7,297
Banco Comercial AV Villas S.A.	79.86%	79.86%		65,409		11,137		52,233		8,894
Banco Popular S.A.	93.74%	93.74%		93,301		4,689		87,463		4,395
Corporación Financiera Colombiana S.A.	8.50%	8.21%		538,718		195,338		45,638		16,044
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	20.00%	20.00%		187,582		120,866		37,517		24,174
Grupo Aval Limited	100.00%	100.00%		6,890		(29,032)		6,890		(29,032)
Total Subsidiaries			Ps.	1,899,386	Ps.	754,561	Ps.	927,516	Ps.	335,221

Associates
ADL Digital LAB S.A.S.	34.00%	34.00%		290		1,669		99		568
Total Associates			Ps.	290	Ps.	1,669	Ps.	99	Ps.	568
Total permanent investments			Ps.	1,899,676	Ps.	756,230	Ps.	927,615	Ps.	335,789

	For the six-months periods ended
	Participation percentage			Net income for the calculation				Equity method income
				of equity method income
	June 30, 2021	June 30, 2020		June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
Subsidiaries
Banco de Bogotá S.A.	68.74%	68.74%	Ps.	1,580,246	Ps.	1,176,700	Ps.	1,086,205	Ps.	808,822
Banco de Occidente S.A.	72.27%	72.27%		267,965		111,122		193,663		80,309
Banco Comercial AV Villas S.A.	79.86%	79.86%		107,512		46,562		85,854		37,183
Banco Popular S.A.	93.74%	93.74%		194,253		87,763		182,098		82,271
Corporación Financiera Colombiana S.A.	8.50%	8.21%		1,064,965		627,690		89,923		51,558
Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A.	20.00%	20.00%		301,043		157,769		60,210		31,555
Grupo Aval Limited	100.00%	100.00%		9,483		(54,278)		9,483		(54,278)
Total Subsidiaries			Ps.	3,525,467	Ps.	2,153,328	Ps.	1,707,436	Ps.	1,037,420

Associates
ADL Digital LAB S.A.S.	34.00%	34.00%		463		1,555		157		529
Total Associates			Ps.	463	Ps.	1,555	Ps.	157	Ps.	529
Total permanent investments			Ps.	3,525,930	Ps.	2,154,883	Ps.	1,707,593	Ps.	1,037,949

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

(16)	Administrative and Financial Expenses

Below is a detail of the administrative and financial expenses for the three-month and six-month periods ended June 30, 2021 and 2020:

		For the three-month periods ended June 30			For the six-month periods ended June 30
		2021	2020		2020	2021
Administrative expenses
Personnel expenses	Ps.	8,213	7,721	Ps,	16,262	15,624
Fees		3,570	2,905		8,340	6,624
Taxes:
Industry and trade tax		4,407	5,206		9,659	10,219
Financial transactions		1,378	1,902		2,894	3,493
Commissions for sales		273	215		392	415
Contributions and affiliations		140	135		613	612
Leases (Rent)		4	23		8	39
Services		259	267		421	488
Depreciation of PPE		448	439		909	873
Amortization		3	19		7	42
Maintenance and adequation		96	105		163	169
Travel expenses		-	-		-	1
Other administrative		158	23		286	116
Total administrative expenses		18,949	18,960		39,954	38,715

Other expenses
Other expenses		108	3		119	3
Total other expenses		108	3		119	3

Gains (losses) from exchange differences
Gains from exchange differences		8	40		13	40
Losses from exchange differences		(14)	(36)		(29)	(81)
Foreign Exchange gains (losses), net	Ps.	(6)	4	Ps,	(16)	(41)

Financial expenses
Banking services	Ps.	2	-	Ps,	3	1
Expenses from commissions		57	143		114	271
		59	143		117	272

Interest expense:
Bonds issued		16,434	22,445		32,208	45,153
Borrowings from Banks and others		5,414	6,486		10,924	13,511
From lease liabilities (IFRS 16)		58	116		118	232
Total Interest		21,906	29,047		43,250	58,896
Total financial expenses	Ps.	21,965	29,190	Ps,	43,367	59,168

GRUPO AVAL ACCIONES Y VALORES S.A.
Notes to the Separate Financial Statements
(Stated in millions of Colombian pesos, except net income per share and outstanding shares)

(17)	Related parties

Under IAS 24, a related party is a person or an entity that is related to the reporting entity if that person has control, joint control, or significant influence over the entity or is a member of its key management personnel The definition of related party includes individuals and/or family members related to the entity, entities that are members of the same group (parent and subsidiary), associates or joint ventures of the entity or group entities, and post-employment benefit plans for the benefit of employees of the reporting entity or a related entity.

The related parties’ guidelines that the Company applies are the following:

1.     Individuals who exercise control or joint control, i.e., who own more than a 50% interest in Grupo Aval; additionally, includes close relatives who could be expected to influence or be influenced by that person.

2.     Individuals who are key members of the management and have authority and responsibility of plan, direct, control the entity’s activities, members of Board of Directors, President and Vice-presidents and Senior Management from Grupo Aval; as well as includes close relatives who could be expected to influence or be influenced by that person.

3.     Companies that are part of the same group, includes the controlling company, subsidiaries, and other subsidiaries from the same controlling company of Grupo Aval.

4.     Associates and joint Ventures from which the company has significant influence, (which is generally considered when the Company has between 20% and 50% share of capital).

5.	This category includes entities that are controlled by the individuals included in items 1 and 2.

6.     This item includes entities in which the individual included in item 1 and 2 exercise significant influence.

GRUPO AVAL ACCIONES Y VALORES S. A.

Notes to the Separate Financial Statements

(Expressed in millions of pesos, except net earning per share and outstanding shares)

Balances as of June 30, 2021 and December 31, 2020 with related parties, are detailed in the following tables:

June 30, 2021
Categories		1		2		3		4		5		6
**		Individuals with control over Grupo Aval		Key management personnel		Companies that are part of the same group		Associates and joint ventures		Entities controlled by individuals included in categories 1 and 2		Entities with significant influence by individuals included in categories 1 and 2
Assets
Cash and cash equivalents	Ps.	-	Ps.	-	Ps.	168,966	Ps.	-	Ps.	-	Ps.	-
Financial assets in investments		-		-		23,542,514		2,086		-		-
Accounts receivable		-		-		857,906		-		-		-
Liabilities
Accounts payables		59		217		33		-		770,491		-
Financial obligations		-		20		524,946		-		30,018		-

December 31, 2020
Categories		1		2		3		4		5		6
**		Individuals with control over Grupo Aval		Key management personnel		Companies that are part of the same group		Associates and joint ventures		Entities controlled by individuals included in categories 1 and 2		Entities with significant influence by individuals included in categories 1 and 2
Assets
Cash and cash equivalents	Ps.	-	Ps.	-	Ps.	130,349	Ps.	-	Ps.	-	Ps.	-
Financial assets in investments		-		-		22,759,116		1,929		-		-
Accounts receivable		-		-		343,604		-		-		-
Liabilities
Accounts payables		21		62		23		-		316,288		10
Financial obligations		-		20		524,370		-		30,018		-

GRUPO AVAL ACCIONES Y VALORES S. A.

Notes to the Separate Financial Statements

(Expressed in millions of pesos, except net earning per share and outstanding shares)

Transactions for the three- months ended June 30, 2021 and June 30, 2020 with related parties comprise:

a. Sales of goods, services and transfers

For the three - months ended June 30, 2021
Categories		1		2		3		4		5		6
**		Individuals with control over Grupo Aval		Key management personnel		Companies that are part of the same group		Associates and joint ventures		Entities controlled by individuals included in categories 1 and 2		Entities with significant influence by individuals included in categories 1 and 2
Interest Income	Ps.	-	Ps.	-	Ps.	704	Ps.	-	Ps.	-	Ps.	-
Financial expenses		-		-		5,420		-		416		-
Fee income and commissions		-		-		70,731		-		-		-
Fee expenses and commissions		-		211		59		-		-		30
Operating expenses		-		-		-		-		379		-
Other expenses		-		-		53		-		58		-

For the three - months ended June 30, 2020
Categories		1		2		3		4		5		6
**		Individuals with control over Grupo Aval		Key management personnel		Companies that are part of the same group		Associates and joint ventures		Entities controlled by individuals included in categories 1 and 2		Entities with significant influence by individuals included in categories 1 and 2
Interest Income	Ps.	-	Ps.	-	Ps.	617	Ps.	-	Ps.	-	Ps.	-
Financial expenses		-		-		6,573		-		1,761		-
Fee income and commissions		-		-		70,731		-		-		-
Fee expenses and commissions		-		244		58		-		-		30
Operating expenses		-		-		42		-		373		-
Other expenses		-		-		13		-		15		-

GRUPO AVAL ACCIONES Y VALORES S. A.

Notes to the Separate Financial Statements

(Expressed in millions of pesos, except net earning per share and outstanding shares)

Transactions for the six- months ended June 30, 2021 and June 30, 2020 with related parties comprise:

a. Sales of goods, services, and transfers

For the six - months ended June 30, 2021
Categories		1		2		3		4		5		6
**		Individuals with control over Grupo Aval		Key management personnel		Companies that are part of the same group		Associates and joint ventures		Entities controlled by individuals included in categories 1 and 2		Entities with significant influence by individuals included in categories 1 and 2
Interest Income	Ps.	-	Ps.	-	Ps.	1,443	Ps.	-	Ps.	-	Ps.	-
Financial expenses		-		1		10,936		-		818		-
Fee income and commissions		-		-		141,462		-		-		-
Fee expenses and commissions		-		426		117		-		-		250
Operating expenses		-		-		-		-		753		-
Other expenses		-		-		58		-		81		-

For the six - months ended June 30, 20210
Categories		1		2		3		4		5		6
**		Individuals with control over Grupo Aval		Key management personnel		Companies that are part of the same group		Associates and joint ventures		Entities controlled by individuals included in categories 1 and 2		Entities with significant influence by individuals included in categories 1 and 2
Interest Income	Ps.	-	Ps.	-	Ps.	1,199	Ps.	-	Ps.	-	Ps.	-
Financial expenses		-		1		13,683		-		2,334		-
Fee income and commissions		-		-		141,462		-		-		-
Fee expenses and commissions		-		409		118		-		135		70
Operating expenses		-		-		77		-		733		-
Other expenses		-		-		25		-		38		-

GRUPO AVAL ACCIONES Y VALORES S. A.

Notes to the Separate Financial Statements

(Expressed in millions of pesos, except net earning per share and outstanding shares)

Compensation of key management personnel

The compensation received by the key personnel of the management comprises the following:

		Three-months ended in			Six-months ended in
		June 30, 2021	June 30, 2020		June 30, 2021	June 30, 2020
Salaries	Ps.	3,347	2,974	Ps.	6,343	5,779
Short term benefits for employees		500	431		932	837
Total	Ps.	3,847	3,405	Ps.	7,275	6,616

The compensation received by the key personnel of the management includes salaries, vacations, severance, and payroll tax contributions to the Colombian Government designated agencies.

Key personnel have not received long term benefits.

(18)	Subsequent Events

There were no events occurred after the period ended on June 30, 2021and up until the date when the financial statements were approved that need to be disclosed

This translation from the original spanish version is provided for convenience purpose only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

GRUPO AVAL ACCIONES Y VALORES S.A.

PROFORMA FINANCIAL INFORMATION

NOTES TO THE SEPARATE PRO FORMA FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Stated in millions of Colombian pesos)

		Reported balances		Transaction effect (1)		Proforma balances
Assets

Current assets	Ps.	1,026,981	Ps.	-	Ps.	1,026,981
Total current assets	Ps.	1,026,981	Ps.	-	Ps.	1,026,981

Non-current Assets

Investments in subsidiaries and associates		23,544,600		(6,237,618)		17,306,982
Property and equipment		6,324		-		6,324
Deferred tax assets		107		-		107
Total non-current Assets		23,551,031		(6,237,618)		17,313,413
Total assets	Ps.	24,578,012	Ps.	(6,237,618)	Ps.	18,340,394

Liabilities and shareholders' equity
Current liabilities
Accounts payable		1,004,733		-		1,004,733
Other non-financial liabilities		134,019		-		134,019
Total current liabilities		1,138,752	Ps.	-	Ps.	1,138,752

Long-term liabilities
Borrowings at amortized cost, non current		426,341		-		426,341
Outstanding bonds, non current		1,124,520		-		1,124,520
Total long-term liabilities		1,550,861		-		1,550,861
Total liabilities		2,689,613	Ps.	-	Ps.	2,689,613

Shareholders' equity
Subscribed and paid capital		22,281		-		22,281
Additional Paid-in capital		8,612,936		-		8,612,936
Retained earnings		10,519,153		(6,607,990)		3,911,163
Net income		1,740,757		1,022,112		2,762,869
Other equity accounts		993,272		(651,740)		341,532
Total shareholders' equity	Ps.	21,888,399	Ps.	(6,237,618)	Ps.	15,650,781

Total liabilities and shareholders' equity	Ps.	24,578,012	Ps.	(6,237,618)	Ps.	18,340,394

(1) See notes 1 and 3

The attached notes are an integral part of the proforma financial information.

This translation from the original spanish version is provided for convenience purpose only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

GRUPO AVAL ACCIONES Y VALORES S.A.

PROFORMA FINANCIAL INFORMATION

NOTES TO THE SEPARATE PRO FORMA FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Stated in millions of Colombian pesos)

		Reported balances	Transaction effect (1)	Proforma balances
Operating revenue
Equity method income, net(2)	Ps.	1,707,593	619,654	2,327,247
Other revenue from ordinary activities		143,769	-	143,769
Total operating revenue		1,851,362	619,654	2,471,016

Expenses, net
Administrative expenses		(39,954)	-	(39,954)
Other expenses		(119)	-	(119)
Losses from exchange differences		(16)	-	(16)
Operating income		1,811,273	619,654	2,430,927

Financial expenses		(43,367)	-	(43,367)

Earnings before taxes	Ps.	1,767,906	619,654	2,387,560

Income tax expense		(27,149)	-	(27,149)

Net Income	Ps.	1,740,757	619,654	2,360,411
Net income from discontinued operations		-	402,458	402,458
Net Earnings per Share	Ps.	1,740,757	1,022,112	2,762,869

(1) See note 1 and 3

(2) The Transaction effect column includes Ps. (402,458) resulting from the discontinued operation and the deconsolidation gain of Ps. 1,022,112.

The attached notes are an integral part of the proforma financial information.

This translation from the original spanish version is provided for convenience purpose only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

GRUPO AVAL ACCIONES Y VALORES S.A.

PROFORMA FINANCIAL INFORMATION

NOTES TO THE SEPARATE PRO FORMA FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

(Stated in millions of Colombian pesos)

NOTE 1. TRANSACTIONS’ DESCRIPTION

The separate proforma financial information of Grupo Aval (hereinafter "the Group") has been prepared to provide the effect of the following transaction:

(i)	Spin-off of BHI at the Grupo Aval level: Grupo Aval will carry out the spin-off of the direct participation of approximately 51.5% in BAC Holding in favor of Grupo Aval’s shareholders, resulting from the spin-off of the 75% of Banco de Bogotá's stake in BAC Holding as described below:

BdeB will carry out a spin-off through which it will transfer the ownership of fifty-eight million eighty-two thousand three hundred twenty-six (58,082,326) shares issued by BAC Holding International Corp. owned by Banco de Bogotá, representing 75.00000032281765% of the total capital of BAC Holding International Corp. (the "Business Unit") to the shareholders of BdeB.

NOTE 2. PREPARATION BASIS

The separate pro forma financial information was based on and should be read in conjunction with:

•	Condensed interim separate financial statements of Grupo Aval as of June 30, 2021 and its attached notes.

•	Separate and consolidated pro forma financial information of Banco de Bogotá.

•	The separate pro forma financial information represents the financial information reported in the financial statements as of June 30, 2021, adjusted with the accounting effects of the transactions described in Note 1, which are presented as if they had occurred on June 30, 2021 for illustrative purposes only. The accounting effects of such transactions were determined based on accounting criteria developed in accordance with the Accounting and Financial Reporting Standards accepted in Colombia and, where not provided for therein, considering the requirements of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

Given the special purpose of the pro forma financial information, it should not be understood as general purpose financial statements prepared under Accounting and Financial Reporting Standards accepted in Colombia.

The historical separate financial statements have been adjusted to allow the following pro forma events:

•	Those that are directly attributable to the transactions described;

•	Those that can be supported by facts; and

•	Those related to separate pro forma financial information that are expected to have a continuing impact on separate results.

The proforma financial information does not necessarily indicate the performance or financial situation that Grupo Aval would have had if the transactions described had been completed as of June 30, 2021, nor is it intended to project Grupo Aval's financial situation or results in the future.

The following is a summary of the main accounting criteria applied to the transactions that have the most relevant impact on the proforma financial information:

This translation from the original spanish version is provided for convenience purpose only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

Loss of control in subsidiaries:

Loss of control in subsidiaries is recognized in accordance with the criteria established in IFRS 10 Consolidated Financial Statements; as follows:

a) The investment in a subsidiary is derecognized.

b) The retained interest is measured at fair value and the difference with respect to its carrying value is recognized in the statement of income for the period in which the loss of control occurs.

c) The amounts accumulated in Other Comprehensive Income related to such investments are realized in earnings for the period as net gain on deconsolidation or in retained earnings, as appropriate, in accordance with the requirements of the standards that gave rise to them, on the same basis as would have been required if the related assets or liabilities had been disposed of.

d) Income and expenses that do not continue as discontinued operations are reclassified to profit or loss for the period.

e) The retained interest is classified in the appropriate category, which, by maintaining significant influence, is presented as an investment in an associate. Subsequently, the investment in associate is recognized by the equity method.

NOTE 3. PROFORMA ADJUSTMENTS

The separate proforma financial information reflects the essential adjustments to give effect to the transactions described in Note 1, which mainly includes the following:

1. Presentation as a discontinued operations of 68.74% of the income generated by BAC Holding from the participation in the results of the first half of 2021, which are included in the results of Banco de Bogotá.

2. Presentation in the results of continued operations of the 68.74% participation over the remaining 25% of BAC Holding in the results of the first half of 2021.

3. Full derecognition of the investment in BAC Holding at its book value and transfer to investment in associate of the book value attributable to the remaining interest of 25%, with its corresponding net effect on equity, when reducing the 100% interest in the investment in BAC Holding to 25%.

4. Remeasurement effects of the remaining investments in BAC Holding, classified as investments in associates, as detailed below:

a)	Loss of control of BAC Holding (LBP) (in process):

Recognition of the remaining 25% investment in BAC Holding at fair value. For purposes of the preparation of the proforma financial information, the book value of the remaining 25% in BAC Holding was considered, taking in consideration that the valuation study of BAC Holding is in the process of being prepared by external specialists.

1.	Reclassification of the amounts accumulated in Other Comprehensive Income, in accordance with the requirements of the standards that gave rise to them. These items include mainly the realization of the cumulative effects of hedging strategies for accounting hedges of net investment abroad, both the balances of the hedged items and the balances of the hedging instruments, adjustments for conversion of financial statements of foreign subsidiaries of BAC Holding, valuation and adjustments for impairment of debt instruments and their corresponding tax effects. The above effects were measured using the equity method.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

Annex 3

Combined leverage ratios of Grupo Aval Acciones y Valores S.A. and Grupo Aval Limited “GAL”, subsidiary in Cayman Island from Grupo Aval and solely owned by the same Financial Holding Company.

Grupo Aval Acciones y Valores S.A. + Grupo Aval Limited
Annualized ratios	2016	2017	2018	2019	2020	1H21	1H21 Proforma
Double leverage [1]	1.15x	1.16x	1.15x	1.14x	1.18x	1.19x	1.26x
Total liabilities / Total assets	0.23x	0.23x	0.23x	0.21x	0.30x	0.32x	0.40x
Net debt2 / Total shareholders' equity	0.24x	0.24x	0.21x	0.20x	0.28x	0.31x	0.43x
Net debt2 / Net income	1.69x	1.99x	1.33x	1.32x	2.49x	1.92x	2.50x
(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity.
(2) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments
(*) Net income in 2021 do not include the deconsolidation gain of 1 bn

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

November 22, 2021

REPORT OF ALIANZA FIDUCIARIA S.A.

in his capacity of

LEGAL REPRESENTATIVE OF THE HOLDERS OF ORDINARY BONDS ISSUED BY GRUPO AVAL S. A. - ISSUES 2009-2016

Pursuant to the provisions of Section 6.4.1.1.18 of Colombian Decree 2555 of 2010 (“Decree 2555”), the Legal Representative of Grupo Aval Acciones y Valores S.A. (“Issuer” or “Grupo Aval”) has prepared this report, with the purpose of illustrating to the General Meeting of Bondholders of the Issuer, corresponding to the Ordinary Bonds Issuances of December 2, 2009 and November 2, 2016 (the “Issues”), in a broad and sufficient manner about the proposal of a spin-off of the equity part correspondent to the ownership of seventy five percent (75%) of BAC Holding International Corp. (formerly Leasing Bogotá S.A. Panama) over the prorate of the shares of BAC Holding from Grupo Aval to its shareholders and its listing in the Stock Exchanges of Colombia and Panama.

Our opinion issued in this report refers to the following aspects:

The Issuer submits for consideration and approval of the Bondholders’ Meeting the following:

•	Authorization to the Issuer.

The Issuer at this meeting has requested the authorization and directions of the Bondholder´s Meeting to take the necessary steps to carry out the spin-off.

•	Alianza Fiduciaria Opinion.

This opinion was made based on the following documents:

✓	Special Report prepared by the issuer dated November 9, 2021.

✓	Issuer´s certified Financial Statements as of June 30, 2021.

✓	Confirmation of the rating of the bonds issued by BRC Ratings-S&P Global S.A., as securities rating company dated November 8, 2021 by means of which is mentioned that:

1.	On September 15, 2021, Grupo Aval announced that its subsidiary Banco de Bogotá intends to spin off 75% of its shareholding in BAC Holding International, vehicle through which the bank exercises ownership over BAC International Bank's banking operation, in favor of the Bank's shareholders, including Grupo Aval, and Grupo Aval intends to spin off the corresponding pro rata in favor of its own shareholders. The shares of BAC Holding International will be listed in the Colombian Stock Exchange and the Panama Stock Exchange. The completion of the transaction is subject to the approval of the competent regulatory authorities.

2.	Based on the information provided by Grupo Aval, the Technical Committee of BRC Ratings - S&P Global S.A. SCV, in an extraordinary review on November 5, 2021, analyzed the spin-off

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

project and the effects it would have on Grupo Aval's credit profile. As a result, we confirmed the rating, as the proposed transaction would not have a significant impact on Grupo Aval's ability to pay, and therefore the payment capacity of Grupo Aval, and therefore on its bond issues. The rationale for this decision are available for consultation on the rating agency's website: www.brc.com.co

✓	Bondoholders´ legal representation agreement dated November 23, 2009 entered between the Issuer and Alianza Fiduciaria as legal representative of the bondholders.

I.	PRELIMINARY INFORMATION

1.1.	Background and Main Characteristics of the Issues:

2009 Bond Issue

Name	Issuance date	Maturity date	Tenor	Principal	Rate	Rating	Legal Representative
Ordinary bonds	December 2009	December 2024	15	COP$ 124,520mm	IPC+5.20%	• AAA – BRC Ratings – S&P Global S.A. (ratings)	Alianza Fiduciaria S.A.

2016 Bonds Issues

Name	Issuance date	Maturity date	Tenor	Principal	Rate	Rating	Legal Representative
Ordinary bonds	November 2016	November 2026	10	COP$ 93,000mm	IPC+3,86%	• AAA – BRC Ratings – S&P Global S.A. (ratings)	Alianza Fiduciaria S.A.
Ordinary bonds	November 2016	November 2036	20	COP$ 207,000mm	IPC+4,15%	• AAA – BRC Ratings – S&P Global S.A. (ratings)	Alianza Fiduciaria S.A.

II.	OPINION OF THE LEGAL REPRESENTATIVE OF THE HOLDERS OF ORDINARY BONDS ISSUED BY GRUPO AVAL S.A. - ISSUES 2009-2016

Taking into account the Spin-off process proposed by the Issuer by means of which the Issuer proceeds to portion its participation corresponding to the ownership of seventy five percent (75%) of the company BAC Holding International, Corp. (formerly Leasing Bogotá S.A., Panama) and its listing in the stock exchanges of Colombia and Panama. Once BdeB completes the spin-off of 75% of its shareholding in BHI (as explained below), Grupo Aval, holder of 68.7% of BdeB's shares, will spin off the shareholding it receives from BHI (approximately 51.5%) in favor of its own shareholders.

According to the last, under the understanding that the operation corresponds to a corporate reorganization, Grupo Aval and BdeB will carry out the following operations:

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

(i) As of September 30, 2021, BdeB has a 100% shareholding in BHI (formerly Leasing Bogotá S.A., Panama), a company duly incorporated under the laws of the Republic of Panama.

(ii) BdeB will carry out a spin-off by virtue of which it will transfer the ownership of shares issued by BHI; currently owned by BdeB, representing 75.00000032281765% of the total capital of BHI (the "Business Unit").

(iii) The final objective of this transaction is to transfer the Business Unit to the shareholders of BdeB and Grupo Aval. Said final objective will be achieved through the spin-off of the Business Unit in favor of a new company to be formed for that purpose (the "BdeB Beneficiary Company") and the subsequent spin-off of Grupo Aval of its pro rata share in the Business Unit in favor of a new company to be formed for that purpose (the "Aval Beneficiary Company"), for corporate reorganization reasons, thus (the "Spin-Off Project").

2.1.	FROM AN ACCOUNTING POINT OF VIEW:

Regarding the Balance Sheet

After analyzing the pro forma financial information of Grupo Aval Acciones y Valores S.A. as of June 30, 2021, and as indicated in Note 2 to the separate pro forma statements, the figures are adjusted with the accounting effects as if they had occurred on June 30, 2021, it is observed in the pro forma financial statement prepared by the Issuer, that the asset item would decrease by 25.38% equivalent to $6,237,618 million. Regarding the equity, it would present a decrease of 28.5% equivalent to $6,237,618 million, while the liabilities would not have any variation.

Item	Reported Balances	Proforma Balances	Net Variation	Percentual Variation
Assets	24,578,012	18,340,394	(6,237,618)	-25.38%
Liabilities	2,689,613	2,689,613	-	0.00%
Equity	21,888,399	15,650,781	(6,237,618)	-28.50%

Regarding to the Income Statement

Once the proforma statement of separate results for the semester ended June 30, 2021 of Grupo Aval Acciones y Valores S.A. has been analyzed, mainly the income by net equity method would be affected, with which the following most representative variations are highlighted under the spin-off scenario:

With respect to income by equity method, net, would present an increase of 36.29% equivalent to $619.654 million and operating income would increase by 33.47% affected by the increase in income by equity method, net; while net expenses would not have any variation. Operating profit would present an increase of 34.21% equivalent to $619,654 million and net profit would increase by 58.72% equivalent to $1,022,112 million. The difference between operating income and net income would correspond to the 100% increase in net income from discontinued operations, equivalent to $402,458 million.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

Item	Balances Reported	Balances Proforma	Variation Net	Variation Percentage
Equity method income, net	1,707,593	2,327,247	619,654	36.29%
Operating income	1,851,362	2,471,016	619,654	33.47%
Net expenses	40,089	40,089	-	0.00%
Operating profit	1,811,273	2,430,927	619,654	34.21%
Net income from discontinued operations	-	402,458	402,458	100%
Net Income	1,740,757	2,762,869	1,022,112	58.72%

2.2 FROM A FINANCIAL POINT OF VIEW:

Opinion on the payment capacity of Grupo Aval after the spin-off

Grupo Aval will continue to develop its operation under conditions equivalent to the current ones, without conceptual deviations from its corporate purpose and protected by the same financial muscle of its shareholders. It is estimated that after the spin-off, the Financial Conglomerate will keep its ability to meet all of its contractual commitments, including those related to its financial obligations.

The main adjustment in the balance sheet corresponds to the equity reduction of Grupo Aval, which will transfer to its shareholders a portion of its equity, corresponding to the 51.5% stake in BHI, as a result of the spin-off of 75% of Banco de Bogotá's stake in BHI.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

The spin-off would not have a significant impact on the Group's liquidity indicators. As the reduction of assets would take place in the long-term item, the current ratio would remain unchanged. On the other hand, it is estimated that Grupo Aval's cash generation will remain at comfortable levels, a circumstance that would allow it to continue fulfilling its financial monetary commitments.

Although the indicators of debt over assets and equity would reflect a slight increase after the spin-off, no warning signs are foreseen in terms of indebtedness. On the other hand, the reduction of shareholders' equity, added to the consistent generation of net profits resulting from the normal development of the corporate purpose, would result in better profitability rates.

CONCLUSIONS

After analyzing the figures presented by Grupo Aval, it is concluded that the spin-off under analysis would not have representative effects on its payment capacity, so that the credit profile of the bonds in force would remain unchanged.

It is worth noting that the impact assessment exercise was carried out on the figures presented by the Group at the end of the first semester of 2021, so that the conclusions do not correspond to projections on its future financial performance, but to considerations regarding the impact that the spin-off would have if the internal and external conditions disclosed by the Conglomerate at the cut-off date mentioned above persist.

Having explained the financial effects and the effects that the spin-off would have on the company issuing the bonds, Alianza Fiduciaria, in its capacity as legal representative of the bondholders, considers that the spin-off proposed by the Issuer would not generate a significant financial impact for the bondholders to the extent that the spin-off will not modify the main characteristics of the securities and the payment of interests or principal is not at risk since the Issuer will continue developing the activities of its corporate purpose without generating a negative effect on its payment capacity.

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

Finally, it is highlighted that in case of obtaining the approval of the Bondholders' Meeting, the Issuer shall inform the market through the relevant information module of the Superintendence of Finance of Colombia of such decision.

The information required to be published by Alianza Fiduciaria S.A. as legal representative of the bondholders will be through the web page www.alianza.com.co.

This document is signed in Bogotá, on the 22nd day of November 2021.

Sincerely yours,

FRANCISCO JOSE SCHWITZER SABOGAL

Alianza Fiduciaria S.A.

As Spokesman and Administrator of RLTB Grupo Aval Acciones y Valores S.A.

Lina Guevara

ITEM 4

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

REPORT OF FIDUCIARIA CENTRAL S.A.

IN ITS CAPACITY OF

LEGAL REPRESENTATIVE OF GRUPO AVAL ACCIONES Y VALORES

S.A. BONDHOLDERS

- ISSUES 2017 AND 2019 -

NOVEMBER 22, 2021

Page 1of 8

Bogotá Av El Dorado No 69 A 51 Torre B Piso 3 PBX (57) 601 - 4124707 Fax (57) 601 - 4124757

Medellín Carrera 43 C No 7D - 09 PBX (57) 604 - 4449249

email: fiduciaria@fiducentral.com service to cliente@fiducentral.com

www.fiducentral.com

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

Content

1	Authorization to the Issuer	3
2	Documents under study	3
3	Preliminary information	4
3.1	Characteristics of the Issue	4
Bond Issues 2017		4
Bond Issues 2019		4
4	Analysis of the Legal Representative of the Bondholders of Ordinary Issued by Grupo Aval Acciones y Valores S.A. - 2017 and 2019 issues	4
5	Financial Effects of the Issuer in respect of the Spin-Off	5
5.1	Estimated effects of the transaction	5
6	Effects of the Spin-Off on the Bonds and Bondholders	7
6.1	Financial Effects	7
6.2	Risks of the Spin-Off Process for Bondholders	8
7	Conclusions of Fiducentral as Legal Representative of the Bondholders of the 2017 and 2019 issues	8

Bogotá Av El Dorado No 69 A 51 Torre B Piso 3 PBX (57) 601 - 4124707 Fax (57) 601 - 4124757

Medellín Carrera 43 C No 7D - 09 PBX (57) 604 - 4449249

email: fiduciaria@fiducentral.com service to cliente@fiducentral.com

www.fiducentral.com

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

REPORT OF FIDUCIARIA CENTRAL S.A. IN ITS CAPACITY OF

LEGAL REPRESENTATIVE OF THE ORDINARY BOND HOLDERS ISSUED BY GRUPO AVAL - ISSUES 2017 and 2019

The following document is prepared by Fiduciaria Central S.A. ("Fiducentral"), in its capacity of legal representative of the holders of ordinary bonds of the issues 2017 and 2019 issued by Grupo Aval Acciones y Valores S.A. ("Grupo Aval" or the "Issuer"), pursuant to the provisions of the Decree 2555 of 2010, by which compiled the rules regarding the financial, insurance and securities market sector and other provisions and the Circular Externa 029 of 2014 issued by the Superintendence of Finance of Colombia.

The opinion issued in this report refers to the following aspects:

The Issuer submits for consideration and approval of the Bondholders' Meeting the following:

1.	Authorization to the Issuer.

Grupo Aval owns 68.7% of the shares of Banco de Bogotá S.A. ("BdeB") and BdB owns 100% of the shares of BAC Holding International, Corp. ("BHI", formerly Leasing Bogotá S.A. Panamá). As such, Grupo Aval indirectly owns approximately 51.5% of the shares of BHI.

BdB intends to spin off 75% of BHI in favor of shareholders, and Grupo Aval, being one of BdB's shareholders, intends in turn to spin off the corresponding pro rata (51.5%) in favor of its own shareholders, for which purpose it intends to carry out the transactions described in the report prepared by the Issuer dated November 9, 2021 ("Special Report"), which serves as support for this opinon.

By virtue of this, the Issuer at this meeting has requested an authorization and instruction of the Bondholders' Meeting to take the necessary steps to carry out the spin-off described in the Special Report.

2.	Documents under study.

This opinion was made based on the following documents:

✓	Issuer's Special Report

✓	Issuer's certified financial statements as of June 30, 2021.

Bogotá Av El Dorado No 69 A 51 Torre B Piso 3 PBX (57) 601 - 4124707 Fax (57) 601 - 4124757

Medellín Carrera 43 C No 7D - 09 PBX (57) 604 - 4449249

email: fiduciaria@fiducentral.com service to cliente@fiducentral.com

www.fiducentral.com

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

✓	Confirmation of the bond rating issued by BCR RATINNGS, as securities rating company dated November 8, 2021 through which it mentions that "(...) the Technical Committee of BRC Ratings - S&P Global S.A. SCV, in an extraordinary review on November 5, 2021, analyzed the spin-off project and the effects it would have on Grupo Aval's credit profile. As a result, we confirmed the rating, as the proposed transaction would not have a significant impact on Grupo Aval's ability to pay, and therefore the payment capacity of Grupo Aval, and therefore on its bond issues." (Bold and underlined outside the original text).

3.	Preliminary information.

3.1       Characteristics of the Issues 2017 Bond Issue

Title	Date of Issue	Expiration date	Tenor	Amount Issued (COP)	Rate/coupon	Rating	Legal Representative of the Bondholders
Ordinary Bonds	June, 2017	June, 2042	25	300,000,000,000	IPC + 3.99%	AAA / BRC	Fiduciaria Central

Source: Fiducentral.

2019 Bond Issues

Title	Date of issue	Expiration date	Tenor	Amount Issued (COP)	Rate/coupon	Rating	Legal Representative of the Bondholders
Ordinary Bonds	November, 2019	November, 2024	5	100,000,000,000	6.42%	AAA / BRC	Fiduciaria Central
Ordinary Bonds	November, 2019	November, 2039	20	300,000,000,000	IPC + 3.69%.	AAA / BRC

Source: Fiducentral.

Bogotá Av El Dorado No 69 A 51 Torre B Piso 3 PBX (57) 601 - 4124707 Fax (57) 601 - 4124757

Medellín Carrera 43 C No 7D - 09 PBX (57) 604 - 4449249

email: fiduciaria@fiducentral.com service to cliente@fiducentral.com

www.fiducentral.com

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

4.	Analysis of the Legal Representative of the Ordinary Bondholders Issued by Grupo Aval Acciones y Valores S.A. - 2017 and 2019 issues.

According to the legal and contractual powers of this trust company acting in its capacity as Legal Representative of the Bondholders of the issues corresponding to the years 2017 and 2019 made by Grupo Aval Acciones y Valores S.A., we will proceed to start the analysis, emphasizing the operation that the Issuer intends to carry out and that will be subject to the review and decision of the Bondholders, as well as the possible impact and consequences that it may be implicit.

In that virtue, we will begin the analysis of the intended operation, which must be understood as the one described at the beginning of this document and in detail in the Issuer's Special Report, which serves as support for the present opinion.

Therefore, once analyzed and compared the effects of the intended operation, which are fully contemplated in the Code of Commerce, Law 222 of 1995, the Tax Statute and other regulations applicable to this type of reorganization transactions, Fiducentral, in its capacity as legal representative of the bondholders, developed this opinion based on the information provided by the Issuer, together with the confirmation of the rating issued by BRC Ratings - S&P Global S.A. SOCIEDAD CALIFICADORA DE VALORES dated November 8, 2021, on which it is based to issue the following opinion in relation to the proposed spin-off.

5.	Financial Effects of the Issuer in respect of the Spin-Off.

5.1	Estimated effects of the transaction:

As a result of the transaction, Grupo Aval estimates to reduce the value of its investments in subsidiaries and also its equity by Ps. 6,237,618 million corresponding to the direct investment in BHI, received as a result of the Spin-off of BHI at the BdeB level. These values will be transferred in favor of its shareholders.

The main effects are presented below:

Grupo Aval Separate Financial Statements For the period ended as of june 30th 2021	Reported	Transaction effect	Proforma
Stated in millions of Colombian pesos

Assets
Current assets	1,026,981	-	1,026,981
Total current assets	1,026,981		1,026,981

Non-current assets
Investments in subsidiaries and associates	23,544,600	(6,237,618)	17,306,982
Accounts receivable with related parties	-	-	-
Property and equipment	6,324	-	6,324
Deferred tax assets	107	-	107
Total non-current assets	23,551,031	(6,237,618)	17,313,413
Total assets	24,578,012	(6,237,618)	18,340,394

Total current liabilities	1,138,752	-	1,138,752

Total long-term liabilities	1,550,861	-	1,550,861
Total liabilities	2,689,613	-	2,689,613

Total shareholders' equity	21,888,399	(6,237,618)	15,650,781

Total liabilities and shareholders' equity	24,578,012	(6,237,618)	18,340,394

Bogotá Av El Dorado No 69 A 51 Torre B Piso 3 PBX (57) 601 - 4124707 Fax (57) 601 - 4124757

Medellín Carrera 43 C No 7D - 09 PBX (57) 604 - 4449249

email: fiduciaria@fiducentral.com service to cliente@fiducentral.com

www.fiducentral.com

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

In the semiannual income statement (pro forma), the net equity method income, would be affected as a result of:

•	It would be reclassified Ps 402,458 million, corresponding to revenues and expenses that are discontinued and recorded as discontinued operations in the results of the period.

•	Additionally, there is an Equity Method Gain, Ps 1,022,112 million, as a result of the Gain on loss of control of subsidiaries in BdeB associated with the items that are reclassified from amounts accumulated to Other Comprehensive Income, in accordance with the requirements of the standards that gave rise to them.

Grupo Aval Separate Financial Statements For the accumulated period ended as of june 30th 2021	Reported	Transaction effect	Proforma
Stated in millions of Colombian pesos

Operating revenue
Equity method income, net (1)	1,707,593	619,654	2,327,247
Other revenue from ordinary activities	143,769		143,769
Total operating revenue	1,851,362	619,654	2,471,016
			-
Expenses, net
Administrative expenses	(39,954)	-	(39,954)
Other expenses	(119)	-	(119)
Losses from exchange differences	(16)	-	(16)
Operating income	1,811,273	619,654	2,430,927
			-
Financial expenses	(43,367)	-	(43,367)
			-
Earnings before taxes	1,767,906	619,654	2,387,560

Income tax expense	(27,149)		(27,149)

Net income from continued operations	1,740,757	619,654	2,360,411
			-
Net income from discontinued operations		402,458	402,458

Net income	1,740,757	1,022,112	2,762,869

 (1) The transaction effect column reflects Ps (402,458) from the discontinued operation and the deconsolidation gain of 1,022,112.

SOURCE: Grupo Aval Acciones y Valores S.A as of June 30, 2021.

Based on the information presented as follows, Grupo Aval considers that it will maintain sufficient financial capacity to meet its financial obligations, including the payment of coupons and principal of the bond issues made in 2009, 2016, 2017 and 2019.

For illustrative purposes, the annualized profitability was calculated as of June 30, 2021 before net deconsolidation earnings. The profitability ratios estimated post spin-off, remain at attractive levels: ROA of 14.6 and ROE of 17.1%.

Bogotá Av El Dorado No 69 A 51 Torre B Piso 3 PBX (57) 601 - 4124707 Fax (57) 601 - 4124757

Medellín Carrera 43 C No 7D - 09 PBX (57) 604 - 4449249

email: fiduciaria@fiducentral.com service to cliente@fiducentral.com

www.fiducentral.com

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

	Saldos reportados	Efecto transacción	Saldos proforma
Total shareholders' equity	21,888,399	- 6,237,618	15,650,781
Total assets	24,578,012	- 6,237,618	18,340,394
Net income from discontinued operations	1,740,757	- 402,458	1,338,299

Key ratios annualized
ROA	14.2%		14.6%
ROE	15.9%		17.1%

SOURCE: Grupo Aval Acciones y Valores S.A as of June 30, 2021.

Key debt metrics are presented below:

Leverage ratios
Grupo Aval Acciones y Valores S.A.
Annualized ratios	2016	2017	2018	2019	2020	1H21	1H21 Proforma
Double leverage [1]	1.10x	1.11x	1.10x	1.09x	1.08x	1.08x	1.11x
Total liabilities / Total assets	0.11x	0.11x	0.10x	0.09x	0.09x	0.11x	0.15x
Net debt2 / Total shareholders' equity	0.09x	0.10x	0.09x	0.08x	0.07x	0.03x	0.05x
Net debt2 / Net income	0.60x	0.81x	0.56x	0.53x	0.64x	0.43x	0.56x
(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity.
(2) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments
(*) Net income in 2021 do not include the deconsolidation gain of 1 bn

SOURCE: Grupo Aval Acciones y Valores S.A as of June 30, 2021.

6.	Effects of the Spin-Off on the Bonds and Bondholders

6.1	Financial Effects

Thus, once the corresponding analysis has been made by Fiducentral in its capacity as Legal Representative of the Bondholders of the issues described above, the aforementioned trust company, based on the reports that serve as a foundation to the present opinion, does not evidence adverse financial effects resulting from the operation that the issuer intends to perform since:

i.             Regarding to the characteristic terms of term, rate and indexation of the outstanding series, no variant will be presented.

ii.            With the performance of the described operation, no detriment or decrease is evidenced as regards the issuer's financial performance, evidencing that there

Bogotá Av El Dorado No 69 A 51 Torre B Piso 3 PBX (57) 601 - 4124707 Fax (57) 601 - 4124757

Medellín Carrera 43 C No 7D - 09 PBX (57) 604 - 4449249

email: fiduciaria@fiducentral.com service to cliente@fiducentral.com

www.fiducentral.com

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

will be no hindrance whatsoever in the attention of its financial obligations.

6.2	Risks of the Spin-Off for Bondholders.

Regarding the described operation, there is no evidence of risks associated to the same with respect to which the Bondholders may be exposed, which is based on the arguments put forward both by the Issuer and BRC Ratings - S&P Global S.A. SOCIEDAD CALIFICADORA DE VALORES, as rating agency, in their respective reports, where it is foreseen and supported with the necessary figures that the operation to be carried out will not have negative effects on the Issuer, and therefore, it will maintain its payment capacity to meet the obligations derived from its issues.

7.	Conclusion of Fiducentral as Legal Representative of the Bondholders of the 2017 and 2019 issues.

The proposed transaction is not expected to generate changes in the local issues from the point of view of their rating, which are maintained at "AAA" by BRC Ratings - S&P Global S.A. SOCIEDAD CALIFICADORA DE VALORES according to the report issued by the rating agency on November 8, 2021.

Having exposed the financial effects and ratification of BRC Ratings - S&P Global S.A. SOCIEDAD CALIFICADORA DE VALORES on the spin-off, Fiduciaria Central S.A. does not find an adverse effect for the bondholders, this to the extent that the credit and rating conditions established in the aforementioned issues are preserved, therefore, the valuation effects of the corresponding securities are maintained, in addition to the facial conditions of the issue.

Finally, it is highlighted that in case of obtaining the approval of the Bondholders' Meeting, the Issuer shall inform the market through the relevant information module of the Superintendence of Finance of Colombia of such decision.

This document is signed in Bogotá D.C., on November 12, 2021.

Sincerely yours,

CARLOS MAURICIO ROLDÁN

Legal Representative

Fiduciaria Central

Bogotá Av El Dorado No 69 A 51 Torre B Piso 3 PBX (57) 601 - 4124707 Fax (57) 601 - 4124757

Medellín Carrera 43 C No 7D - 09 PBX (57) 604 - 4449249

email: fiduciaria@fiducentral.com service to cliente@fiducentral.com

www.fiducentral.com

ITEM 5

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

Carrera 19A No. 90-13 Oficina 708 Bogotá, Colombia Teléfono 57 (1) 3904259 Fax: 57 (1) 3906405 http://www.brc.com.co

Bogota D.C., November 8, 2021

Mr.

DIEGO SOLANO SARAVIA

Chief Financial Officer

GRUPO AVAL ACCIONES Y VALORES S.A.

Bogotá D.C.

Mr Solano:

In attention to your request for a concept from the rating agency BRC Ratings - S&P Global S.A. SCV regarding the eventual effect on the credit quality of the ordinary bonds of Grupo Aval Acciones y Valores S.A. following the announcement of Banco de Bogotá to spin off 75% of its shares in BAC Holding International (formerly Leasing Bogota Panama), we state the following:

1.    On September 15, 2021, Grupo Aval announced that its subsidiary Banco de Bogotá intends to spin off 75% of its shareholding in BAC Holding International, vehicle through which the bank exercises ownership over BAC International Bank's banking operation, in favor of the Bank's shareholders, including Grupo Aval, and Grupo Aval intends to spin off the corresponding pro rata in favor of its own shareholders. The shares of BAC Holding International will be listed in the Colombian Stock Exchange and the Panama Stock Exchange. The completion of the transaction is subject to the approval of the competent regulatory authorities.

2.    Based on the information provided by Grupo Aval, the Technical Committee of BRC Ratings - S&P Global S.A. SCV, in an extraordinary review on November 5, 2021, analyzed the spin-off project and the effects it would have on Grupo Aval's credit profile. As a result, we confirmed the rating, as the proposed transaction would not have a significant impact on Grupo Aval's ability to pay, and therefore the payment capacity of Grupo Aval, and therefore on its bond issues. The rationale for this decision are available for consultation on the rating agency's website: www.brc.com.co

If you have any questions, please do not hesitate to contact us.

Kind regards,

/s/ MARÍA CAROLINA BARÓN BUITRAGO

Director

This translation from the original Spanish version is provided for convenience purposes only. No representation is made as to the accuracy of this document and the company does not assume any liability based upon it.

Carrera 19A No. 90-13 Oficina 708 Bogotá, Colombia Teléfono 57 (1) 3904259 Fax: 57 (1) 3906405 http://www.brc.com.co

The current rating regulation establishes that BRC Ratings - S&P Global S.A. SCV issues its opinion in which risks are analyzed according to the methodology applied in each case. risks are analyzed according to the methodology applied in each case. This procedure includes study of the data and the changes made in each of the elements that govern the Ordinary Bonds and that affect the level of risk; but it is not possible to measure the impact of the impact of possible decisions to be taken in the future.

A risk rating issued by BRC Ratings - S&P Global is a technical opinion and at no time is it intended to be a to buy, sell or hold a particular investment and/or security, nor does it imply a guarantee of payment of the security, but rather an assessment of the likelihood that the principal of the security and its yields will be repaid on a timely basis. The information contained in this publication has been obtained from sources believed to be reliable and accurate, accordingly, we do not assume responsibility for errors or omissions or for results derived from the use of this information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2021

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel